As filed with the Securities and Exchange Commission on June 13, 2006

Registration No. 333-130777

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

GEOKINETICS INC.

(Exact name of registrant as specified in its charter)

Delaware	1311	94-1690082
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

One Riverway, Suite 2100
Houston, Texas 77056
(713) 850-7600

(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)

Thomas J. Concannon
Vice President
One Riverway, Suite 2100
Houston, Texas 77056
(713) 850-7600

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

James J. Spring, III
Chamberlain, Hrdlicka, White, Williams & Martin
1200 Smith Street, Suite 1400
Houston, Texas  77002-4310
(713) 658-1818

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this registration statement, as determined by market conditions and other factors.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

28,411,050 Shares

GEOKINETICS INC.

Common Stock

This prospectus relates to the offer and sale of up to 25,670,000 outstanding shares of our common stock and up to 2,741,050 shares of common stock that may be issued on the exercise of warrants. Such shares may be offered and sold from time to time by the persons described in this prospectus under the heading “Selling Stockholders” or by pledgees, donees, transferees, assignees or other successors-in-interest of such persons (collectively, the “Selling Stockholders”).

The Selling Stockholders may offer their shares from time to time through one or more underwriters, brokers or dealers, on the NASDAQ Stock Market Over the Counter Bulletin Board (the “OTCBB”) at market prices prevailing at the time of sale, in one or more negotiated transactions at prices acceptable to the Selling Stockholders or in private transactions. We will not receive any proceeds from the sale of shares by the Selling Stockholders. In connection with any sales, the Selling Stockholders and any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).

We will pay the expenses related to the registration of the shares covered by this prospectus. The  Selling Stockholders will pay commissions and selling expenses, if any, incurred by them.

Our common stock is quoted on the OTCBB under the symbol “GOKN.OB.” On June 8, 2006, the last reported sale price of our common stock was $3.55 per share.

Investing in our securities involves risks. See “Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                  , 2006.

You should rely only on the information contained in this prospectus and those documents incorporated by reference herein. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. You should not assume that the information contained in this prospectus or any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using the SEC’s shelf registration rules. Under the shelf registration rules, using this prospectus and, if required, one or more prospectus supplements, the Selling Securityholders may sell, from time to time, the securities covered in this prospectus in one or more offerings. The shares covered by this prospectus include 25,670,000 outstanding shares of common stock and 2,741,050 shares of common stock issuable upon the exercise of warrants.

A prospectus supplement may include additional risk factors or other special considerations applicable to these securities. Any prospectus supplement may also add, update, or change information in this prospectus. We recommend that you carefully read this entire prospectus, especially the section entitled “Risk Factors” beginning on page 5, together with any supplements before making a decision to invest in our common stock.

WHERE YOU CAN FIND MORE INFORMATION

We file periodic reports, proxy statements and other information with the SEC. Copies of the reports, proxy statements and other information may be examined without charge at the Public Reference Section of the SEC, 100 F. St. N.E., Washington, D.C. 20549 or on the Internet at http://www.sec.gov. Copies of all or a portion of such materials can be obtained from the Public Reference Section of the SEC upon payment of prescribed fees. Please call the SEC at (800) SEC-0330 for further information about the Public Reference Room.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus incorporates documents by reference that are not presented in or delivered with it. This means that we have disclosed important business, financial, and other information by referring you to the publicly filed documents containing this information. All information incorporated by reference is part of this prospectus.

This prospectus incorporates by reference the documents listed below, which we have filed with the SEC:

•       Amendment No. 1 to Quarterly Report on Form 10-Q for the three month period ended March 31, 2006, including our financial statements for the three months ended March 31, 2005 and 2006, and our results of operations and cash flows for the three months then ended.

•       Amendment No. 1 to Annual Report on Form 10-K for the year ended December 31, 2005, including our audited financial statements as of December 31, 2005 and 2004, and our results of operations and cash flows for each of the years in the three year period ended December 31, 2005.

•       Current Report on Form 8-K filed January 6, 2006 that announced the resignation of Daniel F. Harrison as a director of our Company;

•       Current Report on Form 8-K filed March 9, 2006 that announced the appointment of Gary Pittman to the board of directors; and

•       Current Report on Form 8-K filed April 3, 2006 that announced the First Amendment to our Registration Rights Agreement, dated November 30, 2005.

•       Current Report on Form 8-K filed December 8, 2005, filed February 10, 2006 by Amendment No. 2 and filed June 15, 2006 by Amendment No. 3 that announced our initial closing of the private placement of common stock and warrants covered therein, our completion of Trace Energy Services Ltd. and related financial information pursuant to Item 9.01 of Form 8-K.

These filings are readily available on our website at http://www.geokineticsinc.com or you may request a copy of these filings at no cost by making written or telephone request for copies to:

Geokinetics Inc.
One Riverway, Suite 2100
Houston, Texas  77056
Attention:  Thomas J. Concannon
Telephone:  (713) 850-7600

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FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements relate to future events or our future product development or financial performance. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “expects,” “future,” “intends,” “assuming,” “projects,” “plans” and similar expressions or the negative of those terms or other comparable terminology.

Forward-looking statements involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include equipment failures, technological changes, volatility of securities markets, government regulations, economic conditions and competition in the areas in which we conduct our operations. Other important factors that could cause actual results to differ materially from the forward-looking statements we make in this prospectus are set forth under the section entitled “Risk Factors” on page 20 and in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 7 and elsewhere in the documents incorporated by reference in this prospectus. If one or more of these risks or uncertainties materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation, other than as required by law, to publicly update any forward-looking statements to reflect new information, future events or otherwise.

PROSPECTUS SUMMARY

This summary highlights key aspects of the information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page 5, as well as more detailed financial information, including the financial statements and related notes thereto, incorporated by reference in this prospectus. Unless the context requires otherwise, all references in this prospectus to the “Company,” “Geokinetics,” “GOKN,” “we,” “our” or “us” refer to Geokinetics Inc., together with our consolidated subsidiaries.

The Company

We are a technologically-advanced provider of seismic acquisition and high-end seismic data processing services to the oil and gas industry. Through our wholly-owned subsidiaries, Quantum Geophysical, Inc. (“Quantum”) and Trace Energy Services Ltd. (“Trace”), we provide seismic surveying services in the Gulf Coast, Mid-Continent and Rocky Mountain regions of the United States (“U.S.”) and in Western Canada. Our seismic acquisition segment acquires primarily three dimensional (“3D”) seismic data for customers that include many U.S.-based independent exploration and production (“E&P”) companies in land, marsh and swamp (“transition zone”) environments in the U. S. and Canada. Our data processing subsidiary, Geophysical Development Corporation (“GDC”), is an independent provider of proprietary seismic data processing services. GDC can provide both onshore and offshore data processing services.

Our Recent Trace Acquisition

We entered into a Stock Purchase Agreement on July 29, 2005 (the “Stock Purchase Agreement”) to purchase all outstanding shares of Trace (the “Trace Acquisition”) from SCF III, L.P. (“SCF”) and James White (“White,” and together with SCF, the “Sellers”) for CDN $35,000,000 in cash (less the amount of any indebtedness of Trace on the date of acquisition), and 1,000,000 shares of our common stock. On November 30, 2005, we entered into a First Amendment to the Stock Purchase Agreement (the “First Amendment”) with the Sellers to amend Section 2.2 of the Stock Purchase Agreement with respect to our payment of the purchase price. We completed the Trace Acquisition on December 1, 2005, and paid the final portion of the purchase price required by the First Amendment on December 12, 2005.

Trace, with operations in the U.S. and Canada, performs two-dimensional (“2-D”) and 3-D seismic surveys, using both analog and digital seismic equipment for a wide range of customers exploring for oil and gas reserves. Trace also has the technical capability to record shear waves data utilizing the System Four VectorSeis recording system (developed by Input/Output, Inc. [“I/O”]), an advanced recording system utilized in the seismic industry.

Operations

Our revenues for the twelve months ended December 31, 2005 totaled $62,175,031, as compared to $43,144,830 for the same period of 2004, an increase of 44%. This increase in revenues is primarily attributable to our seismic acquisition segment. Seismic acquisition revenues for 2005 totaled $58,177,257, as compared to $39,469,562 for the same period of 2004, an increase of 47%. Our 2005 revenues include one month of revenues of Trace totaling $5,250,541. Seismic data processing revenues totaled $3,997,774 for the twelve months ended December 31, 2005 as compared to $3,675,268 for the same period of 2004, an increase of 9%.

The Offering

Common stock offered by the Selling Shareholders	28,411,050 Shares(1)
Offering

The Selling Stockholders may offer their shares from time to time through one or more underwriters, brokers or dealers on the OTCBB at market prices prevailing at the time of sale, in one or more negotiated transactions at prices acceptable to the Selling Stockholders or in private transactions.

Use of Proceeds

The proceeds from the sale of the shares covered by this prospectus will be received by the Selling Stockholders. We will not receive any of the proceeds from the sales by the Selling Stockholders of the shares covered by this prospectus.

Exchange Listing	Our common stock is quoted on the OTCBB under the symbol “GOKN.OB.”
Risk Factors	See “Risk Factors” beginning on page 5 for a discussion of factors that you should consider carefully before deciding to purchase our common stock.
Private Placement

In our fourth quarter of 2005, we issued common stock and warrants through a Private Investment in Public Equity Transaction (the “PIPE Transaction”). On December 1, 2005, we received proceeds of $25,150,000 for 20,120,000 shares of common stock at $1.25 per share and five-year warrants to purchase an additional 2,012,000 shares of common stock at an exercise price of $2.00 per share. On December 9, 2005, we received proceeds of $5,687,500 for an additional 4,550,000 shares of common stock at $1.25 per share and warrants to purchase an additional 455,000 shares of common stock. As partial consideration for their services in acting as placement agent in both closing transactions, we issued RBC Capital Markets Corporation (“RBC”) warrants to purchase up to 274,050 shares of common stock at an exercise price of $2.00 per share. We will receive an aggregate of $5,482,100 if the Selling Stockholders and RBC exercise all of their warrants to purchase common stock for cash.

On December 1, 2005, pursuant to the Stock Purchase Agreement, we acquired Trace for CDN $35,000,000 in cash and 1,000,000 shares of our common stock. On December 12, 2005, we paid the final portion of the initial calculated purchase price of Trace. We used substantially all of the net proceeds received in the initial closing of the PIPE Transaction to fund the Trace Acquisition. We intend to use the proceeds from the second and final closing of the PIPE Transaction, as well as any proceeds received from the exercise of the warrants, for general corporate purposes and additional working capital.

(1)          This includes 2,741,050 shares of common stock issuable upon the exercise of warrants issued in the PIPE Transaction.

We issued the common stock and warrants in the PIPE transaction under a Securities Purchase Agreement (the “Securities Purchase Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”). The securities in the PIPE Transaction, including the shares issued as part of the purchase price of Trace, were issued pursuant to the registration exemption provided by Section 4(2) and Rule 506 of Regulation D of the Securities Act. Each purchaser under the Securities Purchase Agreement was an “accredited investor” as defined in Registration D under the Securities Act and purchased the securities for the investor’s own account and without a view to distribute the securities. Pursuant to the Registration Rights Agreement, we filed the registration statement of which this prospectus is a part with the SEC to register for resale the Selling Stockholders’ shares identified in this prospectus.

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included or incorporated by reference in this prospectus, including our financial statements and related notes, in evaluating an investment in our common stock. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. The trading price of our common stock could decline as a result of any one or more of these risks, and you could lose all or part of your investment.

Risk Factors

Decline in the price of oil and gas or decreases in the level of capital expenditures by oil and gas companies could adversely affect the Company’s operations.

Demand for the Company’s services depends upon the spending levels established by oil and gas companies for exploration, development, exploitation, and production of oil and natural gas. These activities depend in part on the prices of oil and gas. Fluctuations in these oil and gas activities and prices are out of the Company’s control, can adversely affect the results of the Company’s operations, and have done so in the past.

The oil and gas business is fundamentally a commodity business. This means the operations and earnings of these companies may be significantly affected by changes in oil and gas prices. Oil and gas prices in turn depend on local, regional and global events or conditions that affect supply and demand for the relevant commodity. These events or conditions are generally not predictable and include, among other things:

•  levels of demand for and production of oil and gas;

•  worldwide political, military and economic conditions;

•  weather, including seasonal patterns that affect regional energy demand as well as severe weather events that can disrupt supply;

•  level of oil and gas reserves; and

•  government policies regarding exploration for and production and development of adherence by companies to OPEC quotas.

The Company is dependent on the availability of internally generated cash flow and financing alternatives to maintain its position in the seismic acquisition industry. The seismic acquisition industry is capital intensive principally due to the high cost of seismic acquisition equipment.

The Company continues to invest additional capital to upgrade and expand its seismic acquisition capabilities. The cost of equipping a crew with a state-of-the-art system can range from $5 to $10 million. The Company’s current ability to operate and expand its business operations is dependent upon the availability of internally generated cash flow and financing alternatives. Such financing may consist of bank or commercial debt, equity or debit securities or any combination thereof. There can be no assurance that the Company will be successful in obtaining sufficient capital to upgrade and expand its current operations through additional financing or other transactions if and when required on terms acceptable to the Company. Any substantial alteration of or increase in the Company’s capitalization through the issuance of debt securities may significantly increase the leverage and decrease the financial flexibility of the Company. Due to the uncertainties surrounding the changing market for seismic services, increases in capital and technological requirements, and other matters associated with the Company’s operations, the Company is unable to estimate the amount or terms of any financing that it may need to acquire, upgrade and maintain seismic equipment. If the Company is unable to obtain such financing if and when needed, it may be forced to curtail its business objectives, and to finance its business activities with only such internally generated funds as may then be available.

The Company’s seismic acquisition activities are often conducted under extreme weather, in difficult terrain and under other hazardous conditions. As a result, these activities are subject to risks of injury to Company personnel and loss of seismic acquisition equipment.

The Company maintains insurance against the destruction of its seismic acquisition equipment and injury to person and property that may result from its operations and considers the amount of such insurance to be adequate. However, the Company is not fully insured for all risks (including business interruption), either because such insurance is not available or because the Company elects not to obtain insurance coverage because of cost.

A high level of fixed costs may lead to losses with downturns in revenues.

Fixed costs, including costs associated with operating leases, labor costs, depreciation and interest expense account for a substantial percentage of the Company’s costs and expenses. Accordingly, downtime or low productivity resulting from weather interruptions, reduced demand, equipment failures or other causes can result in significant operating losses.

The Company may not be able to generate sufficient cash flows to fund additional capital expenditures, debt repayments, related interest payments, and expected future losses in the Company’s data processing business.

Capital requirements for the Company’s operations are significant. If the Company is unable to finance these requirements, the Company’s ability to continue its expansion and maintain profitability could be affected. The Company’s processing segment, GDC, continues to incur high fixed costs. The segment continues to be unprofitable and is expected to incur losses for the foreseeable future. The Company may not be able to make GDC a profitable business segment.

The Company’s level of indebtedness may adversely affect operations and limit its growth, and the Company may have difficulty making debt service payments on its indebtedness as such payments become due. The Company may not be able to satisfy the financial covenants included in the debt obligations it assumed in connection with the Trace Acquisition. Trace’s bank facility has been in default in the past and the Company cannot guarantee that it will not be in default in the future.

The Company relies on a limited number of key suppliers for specific seismic services and equipment.

The Company depends on a limited number of third parties to supply it with specific seismic services and equipment. Any interruption to the Company’s supply of seismic services and equipment could affect the Company’s business. In addition, any adverse change in the terms of the Company’s supplier arrangements could affect the Company’s results of operations.

The Company’s seismic acquisition operations are subject to weather conditions which could adversely affect the Company’s results of operations.

The Company’s seismic acquisition operations could be adversely affected by inclement weather conditions. Under its turnkey contracts, the Company bears substantially all of the risk of loss due to adverse weather conditions. See “Business Segments—Seismic Acquisition Services.”

The Company’s operations are subject to government regulation which may adversely affect the Company’s future operations.

The Company is subject to numerous federal, state and local laws and regulations that govern various aspects of its operations, including the discharge of explosive materials into the environment, requiring removal and clean-up of materials that may harm the environment or otherwise relating to the protection of the environment and access to private and governmental land to conduct seismic surveys.

Although the costs of complying with applicable laws and regulations have historically not been material, the changing nature of such laws and regulations makes it impossible to predict the cost or impact of such laws and regulations on the Company’s future operations.

The Company’s common stock is currently traded on the “over the counter” (“OTC”) market, which may involve certain risks not present in all securities.

Bulletin Board Securities are over-the-counter securities that are not part of the NASDAQ system. Bulletin Board securities trade in the “over-the-counter” OTC market and are quoted on the OTC system such as, OTC Bulletin Board (OTC BB or the Pink Sheets). Although the NASD oversees the OTCBB, the OTCBB is not part of the NASDAQ market. Market makers of Bulletin Board securities are unable to use electronic means to interact with other dealers to execute trades, which can cause delays in the time it takes to interact with the market place. Risks associated with trading bulletin board securities may include:  limited availability of order information and market data, liquidity risks, and communications risks. The Company’s common stock is very illiquid and its price has been and may continue to be volatile in the indefinite future.

If the Company does not effectively integrate the Trace Acquisition, the Company’s operating results could be affected.

The Company recently completed the acquisition of Trace, which has increased the Company’s number of seismic acquisition crews from three to at least nine. This substantial increase in the Company’s seismic acquisition capacity has strained the Company’s personnel, management and processes. If the Company does not integrate Trace effectively, its profitability and results of operations could be adversely affected, management’s attention could be diverted from other responsibilities and the Company’s future growth could be curtailed.

The Company may be unable to retain and attract management and skilled and technically knowledgeable employees.

The Company’s continued success depends upon retaining and attracting highly skilled employees. A number of the Company’s employees possess many years of industry experience and are highly skilled and the Company’s inability to retain such individuals could adversely affect the Company’s ability to compete in the seismic service industry. The Company may face significant and adverse competition for such skilled personnel, particularly during periods of increased demand for seismic services.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares covered by this prospectus. See “Selling Stockholders” for a list of the persons and the entities receiving proceeds from the sales of the shares.

In the PIPE Transaction, we received aggregate proceeds of $30,837,500. On December 1, 2005, we received proceeds of $25,150,000 when we issued 20,120,000 shares of common stock at $1.25 per share. In addition, we issued five-year warrants to purchase an additional 2,012,000 shares of common stock at an exercise price of $2.00 per share. On December 9, 2005, we received proceeds of $5,687,000 when we issued 4,550,000 shares of common stock and warrants to purchase up to an additional 455,000 shares of common stock. As partial consideration for their services in acting as placement agent in both closings of the PIPE Transaction, we issued RBC warrants to purchase up to 274,050 shares of common stock at an exercise price of $2.00 per share. We will receive an aggregate of $5,482,100 if the Selling Stockholders and RBC exercise all of their warrants to purchase common stock for cash.

We used substantially all of the net proceeds from the initial closing to fund the Trace Acquisition, to pay certain indebtness we owed to our principal equipment lessor, additional working capital, and we intend to use any proceeds received from the exercise of the warrants for general corporate purposes and additional working capital.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Trace Acquisition

During fiscal 2005, we significantly increased the number of seismic acquisition crews that we can field. On December 1, 2005, we completed the acquisition of all of the issued and outstanding capital shares of stock of Trace, headquartered in Calgary, Alberta, Canada, for approximately $16.4 million in a combination of cash and stock. Trace, with operations in the U.S. and Canada, performs 2D and 3D seismic surveys, using both analog and digital seismic equipment for a wide range of customers exploring for oil and gas reserves. Trace also has the technical capability to record shear waves data utilizing the System Four VectorSeis recording system (developed by Input/Output, Inc. [“I/O”]), an advanced recording system utilized in the seismic industry.

Through the Trace Acquisition, we added equipment that will complement and expand our operational capabilities. Trace was one of the first seismic contractors in North America to use VectorSeis, a state-of-the-art data acquisition technology. Through a strategic relationship with I/O and Apache Corporation, Trace has proven the VectorSeis technology in the field, has demonstrated its benefits to independent exploration and production (“E&P”) companies, and has gained experience as a leader of new technology. Trace’s most significant supplier is I/O, which designs and sells key seismic equipment that Trace uses to acquire traditional and full-wave data. Trace does not have exclusive rights to use I/O’s VectorSeis technology, although it was one of the first companies to use the technology in North America. Trace does not use seismic systems produced by vendors other than I/O.

General

During May of 2003, we completed a series of debt restructuring, recapitalization and private placement transactions. During April of 2004, we and GeoLease completed a comprehensive restructuring of our seismic acquisition equipment lease. On November 30, 2004, we completed a $2,499,900 equity financing from private investment sources. During December 2005, we completed a private placement of $30,837,500 of our common stock and warrants to purchase common stock. The net proceeds were used to fund the acquisition of Trace, pay off our GeoLease equipment lease and to provide us with additional working capital.

Prior to the restructurings outlined above, we had sustained significant and continuing losses due to an excessive debt burden and the difficult operating environment resulting from the downturn which significantly hindered the seismic service industry from 1999 through 2002. Our seismic acquisition segment achieved positive operating results during each of fiscal year 2003, 2004 and 2005, however, the performance of our seismic data processing segment continues to decline. Our seismic data processing segment has not reported positive operating results since fiscal 2002.

Prior to the Trace Acquisition, we operated three seismic acquisition crews on a continuous basis in 2005. We were able to accomplish this by utilizing our entire inventory of seismic acquisition equipment and supplementing our own equipment with rental equipment where necessary. Completion of the Trace Acquisition significantly increased the number of seismic acquisition crews we can field. Our current backlog is sufficient to keep approximately nine seismic acquisition crews in operation throughout 2006.

Results of Operations

Revenues for the twelve months ended December 31, 2005 totaled $62,175,031 as compared to $43,144,830 for the same period of 2004, an increase of 44%. This increase in revenues is primarily attributable to our seismic acquisition segment. Seismic acquisition revenues totaled $58,177,257 as compared to $39,469,562 for 2004, an increase of 47%. Our 2005 revenues include one month of revenues of Trace totaling $5,250,541. Seismic data processing revenues totaled $3,997,774 for the twelve months ended December 31, 2005 as compared to $3,675,268 for the same period of 2004, an increase of 9%. We continue to experience significant competition in both our operating segments.

During the third quarter of 2005, the Gulf Coast region of the U.S. was directly impacted by Hurricanes Katrina and Rita. We did not sustain any material equipment damage as a consequence of Hurricane Rita, which enabled us to maintain our ongoing operations subsequent to the natural disaster. However, we had one seismic acquisition crew that was operating in an area directly impacted by Hurricane Rita. At the end of the third quarter, this seismic acquisition crew lost approximately ten days of recording activity. Startup operations on another project in the immediate area were also curtailed for the last ten days of the quarter due to Hurricane Rita. We estimate that the negative impact on our third quarter revenues as a result of Hurricane Rita was approximately $900,000.

Operating expenses for the twelve months ended December 31, 2005 totaled $57,351,770 as compared to $39,962,162 for the same period of 2004, an increase of 44%. These increases are primarily the result of increased activity at both of our operating segments. Seismic acquisition operating expenses for 2005 increased 49% to $51,017,017 from $34,342,843 for the same period of 2004. For the twelve months ended December 31, 2005, seismic data processing operating expenses totaled $6,334,753 as compared to $5,619,319 for the same period of 2004, an increase of 13%. Increased operating expenses at the seismic acquisition segment resulted primarily from increased activity and the fielding of a third crew. Operating expenses increased at our seismic data processing segment primarily due to increased levels of activity as well as costs associated with the upgrading of the segment’s professional staff. Operating expenses for fiscal 2005 include one month of Trace’s operating expenses (totaling $4,062,798).

General and administrative expenses for the twelve months ended December 31, 2005 was $3,405,682 as compared to $2,358,430 for the same period of 2004, an increase of 44%. Increases in general and administrative expenses are primarily attributable to personnel costs, increases in employee health insurance premiums and increased audit and accounting fees. Our 2005 general and administrative expenses include one month of Trace activities (totaling $328,540).

Depreciation and amortization expenses for the twelve months ended December 31, 2005 totaled $1,481,057 as compared to $850,705 for the same period of 2004, an increase of 74%. This increase is primarily the result of the addition of new equipment at both operating segments as well as the addition of one months activity for Trace totaling $365,826.

In conjunction with the Trace acquisition, the Company obtained a market value appraisal of its seismic acquisition equipment. At the time of the appraisal, a significant portion of the Company’s seismic acquisition equipment had been in operation for approximately eight years and most of the equipment had been fully depreciated. However, the market value appraisal of the Company’s seismic acquisition equipment indicated it still had significant value. The Company anticipates the equipment’s continued use for a minimum of several additional years. Given these factors, the Company concluded that its previous estimates concerning estimated lives and residual values were too conservative. As of December 1, 2005, the Company revised the estimated lives assigned to its seismic acquisition equipment from five years to ten years and also revised its estimate of residual values on this equipment from zero to ten percent. These changes in estimates in the Company’s December 31, 2005 financial statements resulted in a reduction of approximately $33,000 in depreciation expense. If the changes had been made effective January 1, 2005, the changes would have resulted in a reduction of approximately $400,000 in depreciation expense for the full year ended December 31, 2005. The Company anticipates significant increases in depreciation expense in future periods partially as a result of the carrying value of the depreciable assets acquired in the Trace acquisition.

Interest expense (net of interest income) for the twelve months ended December 31, 2005 decreased 14% to $357,805 as compared to $414,879 for the same period of 2004. This decrease was primarily due to the continuing reduction, excluding Trace, in the balances of our long-term debt and GeoLease liability. Trace interest expense for the month of December totaled $67,934.

We had a loss applicable to common stockholders of $2,080,737, or $(0.09) per share, for the twelve months ended December 31, 2005 as compared to a loss applicable to common stockholders of $2,955,721, or $(0.16) per share, for the same period of 2004. The reduction in our loss applicable to common stockholders of 30% is primarily due to an increase in operating profits at our seismic acquisition segment, the recognition in 2004 of a $2,499,900 beneficial conversion charge offset by a warrant expense of $1,385,883 incurred in 2005 in connection with our December 2005 private placement.

Inflation and Price Changes

We do not believe that inflation has had a significant effect on our business, financial condition, or results of operations during the most recent three years.

Liquidity and Capital Resources

Our primary sources of cash are cash flow generated by our seismic acquisition and seismic data processing segments, private equity transactions, equipment financing and trade credit. Our primary uses of cash are for operating expenses associated with our seismic acquisition and seismic data processing segments and expenditures associated with upgrading and expanding of our operating segments capital asset base. As such, our ability to maintain adequate cash balances is dependent upon levels of future demand for the services we provide to our customers. In the past, we have relied upon cash flows from operations and private placements of equity and debt to meet our working capital and capital expenditure requirements.

The table below summarizes certain measures of liquidity and capital expenditures, as well as our sources of capital from internal and external sources, for the past five years.

Financial Measure	2005	2004	2003	2002	2001
	(in thousands)
Cash and equivalents	$11,001	$2,400	$5,058	$2,417	$1,172
Working capital	2,643	457	(482)	(19,694)	(8,159)
Cash flow from operating activities	727	(2,551)	3,522	5,700	1,063
Cash flow from investing activities	(15,384)	(805)	(978)	(203)	(250)
Cash flow from financing activities	23,258	697	98	(4,253)	(882)
Equipment acquired through capital leases	4,007	383	211	359	471
Cash paid for interest	474	441	202	453	411

In May 2003 we completed a comprehensive debt restructuring with our principal creditors and the holder of our GeoLease equipment lease liability. The restructuring allowed us to cancel approximately $80,000,000 in senior debt and reduce our primary equipment lease obligation from $6,672,530 to $3,700,000.

On April 14, 2004, we and GeoLease agreed to a comprehensive restructuring of the equipment lease pursuant to Amendment No. 2 of the Equipment Lease (“Amendment No. 2”). Pursuant to the restructuring, we were allowed to pay GeoLease the outstanding accrued lease obligation as of April 30, 2004 (totaling $4,170,419) in 48 monthly installments beginning May 1, 2004 and ending with a final payment in April 2008. The outstanding balance accrued interest at 8% per annum. Our monthly lease payments were also reduced from $62,000 to $31,200 per month for the period beginning May 1, 2004 until October 31, 2004, further reduced to $21,200 per month for the period beginning November 1, 2004 until April 30, 2005, further reduced to $11,200 per month for the period beginning May 1, 2005 until April 30, 2007 and further reduced to $5,600 per month for the period beginning May 1, 2007 until April 30, 2008. Under the terms of Amendment No. 2, we were also required to make mandatory annual prepayments of the outstanding accrued lease obligation should we have had positive “Free Cash Flow” (as defined in Amendment No. 2) as calculated for each of the calendar years ending December 31, 2004 through December 31, 2007 until the balance was paid in full. At the year end of each period, we calculated our consolidated “Free Cash Flow” and for the period ended December 31, 2004 paid 37.5% of our calculated “Free Cash Flow” as a prepayment to GeoLease and in each of the subsequent yearly periods paid 50% of our calculated “Free Cash Flow” to GeoLease. Any such prepayment was applied to the last installments of the outstanding accrued lease obligation first. Amendment No. 2 required us to make prepayments of cash proceeds received pursuant to certain financing transactions and certain sales of assets outside the ordinary course of business. In conjunction with our private placement of common stock and warrants completed in December 2005, the GeoLease obligation totaling approximately $3,328,000 was paid in full. We made an additional payment of approximately $239,000, representing a buyout of the leases underlying equipment.

On November 30, 2004, we completed a $2,499,900 equity financing from private investment sources. The financing consisted of an issue of 8,333 shares of Convertible Preferred Stock priced at $300 per share, which was convertible into common stock at $0.30 per share. The Convertible Preferred Stock accrued dividends at the rate of 6% per annum, compounded annually which are payable in cash when, and if, declared. All unpaid dividends were cumulative and accrued, compounded annually, regardless of whether or not we had funds legally available for the payment of such dividends. The Convertible Preferred Stock was convertible, at the option of the holder thereof, at any time after the date of issuance. The Convertible Preferred Stock was automatically convertible into common stock immediately upon our sale of common stock in an underwritten public offering (a) at a price per share yielding our net proceeds of not less than $1.20, (b) resulting in net proceeds to us and selling stockholders, if any, of not less than $20,000,000, and (c) after which our common stock is listed on NYSE, the AMEX or the NASDAQ. If, at any time after October 31, 2009, the holders of not less than 51% of the Convertible Preferred Stock then outstanding delivered written notice to us of such holders’ desire to redeem, all outstanding Convertible Preferred Stock, if not previously converted, would be redeemed. At any time after October 31, 2011, we would be entitled to redeem all outstanding Convertible Preferred Stock, if not previously converted. After completion of this transaction, we had 27,325,113 shares of common stock outstanding, assuming conversion of the Convertible Preferred Stock. In conjunction with our December 2005 private placement of common stock and warrants, our Convertible Preferred Stock was converted into common stock of the Company. We issued 8,832,980 shares of common stock to facilitate the conversion, based on a conversion price of $.30 per share and the accumulation of accrued dividends from December 2004.

On December 1, 2005, we completed a private placement of $30,837,500 of our common stock and warrants to purchase common stock, net of offering costs of approximately $1,860,696 and 274,050 warrants issued. We sold 24,670,000 shares of our common stock at a per share price of $1.25, and warrants to purchase an additional 2,467,000 shares of common stock. The warrants are exercisable at a price of $2.00 per share, may be exercised at any time after the date of issuance and expire five years after the date of issuance.

On December 30, 2005, we filed a registration statement on Form S-1, registering for resale the shares of common stock acquired by the selling stockholders as well as the shares of common stock to be issued upon exercise of the warrants. If the registration statement is not declared effective by April 30, 2006 (May 31, 2006 in case of a full review by the SEC) or if the registration statement is unavailable for sale after its initial effectiveness, then we are required to pay each purchaser an amount of liquidated damages in cash equal to the aggregate purchase price of such purchaser’s securities multiplied by 2% for every thirty days that the registration statement is unavailable for sales. Beginning with June, 2006 we will be required to pay a total of $616,750 in liquidated damages to the purchasers for each monthly period the registration statement is not declared effective or if the registration statement is unavailable for sales after the initial effectiveness. Subsequent to year end, we negotiated a cap on the payment of liquidated damages equal to a maximum of 10% of the aggregate purchase price of each purchasers’ securities. As a result, liquidated damage payments would not exceed a total of $3,083,750.

We consider the warrant agreement to be a derivative and have classified the warrants as a liability at fair value on the balance sheet. Information regarding the valuation of the warrants is as follows:

	2005
	December 1,	December 31,
Weighted Average Fair Value of Warrants	1.89	2.40
Black Scholes Assumptions:
Dividend Rate	—	—
Average Risk Free Interest Rate	4.44%	4.35%
Average Volatility	159.00%	159.00%
Contractual Life in Years	5.0	4.9

The change in the fair value of the warrants between December 1, 2005 and December 31, 2005, has been reflected as a warrant expense in our statement of operations.

As of December 31, 2005, the unregistered issued shares of common stock have been classified as temporary equity due to the liquidated damages provision in our registration rights agreements.

Subsequent to year end, we successfully negotiated with each of the purchasers for a cap on the payment of liquidated damages equal to a maximum of 10% of the aggregate purchase price of each purchaser’s securities. Following the agreement with each of the investors to limit the amount of liquidated damages, we believe that the maximum 10% payment for liquidated damages reflects a reasonable estimate of the difference in fair values between registered and unregistered shares. As a result, during the first quarter of 2006, both the common stock and warrants will be reclassified as permanent equity.

We used the net proceeds to fund the acquisition of Trace, which closed simultaneously with the private placement, pay off certain equipment debt and provide us with additional working capital.

Net cash provided by operating activities was $727,262 for 2005 as compared to net cash used in operating activities of $2,550,561 for 2004. These amounts result from our operating results adjusted by changes in working capital and depreciation. The increase in net cash provided by operating activities in 2005 was primarily the result of increases in our accounts payable and accrued liabilities balances which offset increases in our account receivable balances.

Net cash used in investing activities was $15,384,307 for 2005 as compared to $804,536 for the year ending 2004. This significant increase in net cash used in investing activities is the result of our acquisition of Trace in December 2005 and the purchase of equipment to allow us to field a third seismic acquisition crew in 2005.

Net cash provided by financing activities totaled $23,257,985 for 2005 as compared to $697,132 for the same period of 2004. The increase in net cash provided by financing activities is primarily the result of the completion of a private placement of our common stock in December 2005 which allowed us to complete the Trace Acquisition, satisfy certain debt obligations and increase our working capital.

We believe that our current cash balances, anticipated cash flow from our seismic acquisition and seismic data processing operations and the completion of the transactions outlined above, will provide sufficient liquidity to meet our current operational requirements. While industry conditions appear to be improving, primarily in the seismic acquisition segment we continue to experience significant competition in our markets. Our ability to meet our current operating requirements as well as fund additional capital requirements will depend principally upon our future operating performance, which is subject to risks associated with the seismic service industry.

Critical Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Geokinetics and its wholly-owned subsidiaries, Trace, Quantum, GDC and Quantum Geophysical Services, Inc. All inter-company items and transactions have been eliminated in the consolidation.

Basis of Accounting

Our consolidated financial statements of have been prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables and other liabilities.

Use of Estimates in Preparing Consolidated Financial Statements

Management uses estimates and assumptions in preparing consolidated financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect amounts reported in these financial statements and accompanying notes. The more significant areas requiring the use of management estimates relate to the percentage of work completed in determining work in process, evaluating the outcome of uncertainties involving claims against or on behalf of us, useful lives for depreciation and amortization, cash flow projections and fair values used in the determination of asset impairment. Actual results could differ materially from these estimates.

Fair Values of Financial Instruments

Our financial instruments consist of cash, accounts receivable, accounts payable, notes payable, warrants, the GeoLease liability and redeemable preferred stock. The carrying amounts reported in the consolidated balance sheets for cash, accounts receivable and accounts payable approximate fair values due to the short maturity of those instruments. The carrying amount of debt reported in the consolidated balance sheets approximates fair value because, in general, the interest on the underlying instruments approximates market rates.

Revenue Recognition and Work in Progress

The Company’s services are provided under contracts which are subject to cancellation. The Company typically provides its services under turnkey or term contracts. The Company begins to recognize revenue at the commencement of seismic acquisition or data processing operations. Under turnkey contracts, revenue is recognized based on the percentage of completion of each phase of a project utilizing the units-of-work-performed method. Under term agreements, revenue is recognized based on a per unit of time worked rate, as services are performed. If a contract is cancelled, the Company recognizes revenue and bills the customer for work performed up to the date of cancellation.

In some instances, customers are billed in advance of work performed and the Company recognizes the liability as deferred revenue.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets. Repairs and maintenance, which are not considered betterments and do not extend the useful life of property, are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the asset and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in income. During 2005, we revised our estimated lives and residual values.

Goodwill and Impairment of Long-Lived Assets

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Effective January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets” and, as required, we no longer amortize goodwill on acquired intangible assets which we have determined have an indefinite life. These assets are reviewed annually (or more frequently under various conditions) for impairment using a fair value approach. Intangible assets that do not have indefinite lives are amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”  Prior to the Trace Acquisition, our goodwill and other intangible assets had been fully impaired.

Income Tax

We follow Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are computed using the liability method based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred income tax is provided in the accompanying consolidated financial statements as a result of differences related to timing differences in reporting of depreciation and depletion for income tax purposes and consolidated financial statement purposes.

A valuation allowance account is maintained to estimate the amount of net operating loss carryforwards and tax credit carryforwards which we may not be able to use as a result of the expiration of maximum carryover periods allowed under Internal Revenue tax codes.

Recently Issued Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) published FASB Statement No. 123 (revised 2004), Share-Based Payment (“FAS 123(R)” or the “Statement”). FAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. FAS 123(R) is a replacement of FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretive guidance.

The effect of the Statement will be to require entities to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement.

The Company adopted FAS 123(R) on a prospective basis beginning January 1, 2006 for stock-based compensation awards granted after that date and for unvested awards outstanding at that date using the modified prospective transition method. The Company recognizes the fair value of stock-based compensation awards as compensation expense in its statement of operations on a straight-line basis over the vesting period.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” which supersedes APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.”  SFAS No. 154 changes the requirements for the accounting for and reporting of changes in accounting principles. The statement requires the retroactive application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 does not change the guidance for reporting the correction of an error in previously issued financial statements or the change in an accounting estimate. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS No. 154 to have a material impact on our financial position and results of operations.

Contractual Obligations

	Payments Due By Period
	Total	Within 1 Year	1-3 Years	3-5 Years	After 5 Years
Long Term Debt	7,082,429	2,811,754	3,788,049	482,626	—
Capital Lease	6,675,066	2,649,101	2,918,743	1,107,222	—
Operating Lease	4,145,424	1,439,291	1,496,307	406,030	803,796
Total	17,902,919	6,900,146	8,203,099	1,995,878	803,796

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements during the fiscal year ended December 31, 2005.

BUSINESS

Overview

We are a technologically-advanced provider of seismic acquisition and high-end seismic data processing services to the oil and gas industry. Through our seismic acquisition operations, we acquire seismic data in land, marsh and swamp (the “transition zone”) environments in the U.S. and Western Canada. Through equipment purchases, strategic acquisitions and dispositions, including the acquisition of Trace in 2005, we now have the capacity to generally operate six seismic crews in the U.S. and three seismic crews in Canada, and the ability to process seismic data collected throughout the world. Crew count, configuration and location can change depending upon industry requirements and demand.

Recent Developments

The Trace Acquisition.   On December 1, 2005, we completed the acquisition of all of the issued and outstanding common shares of stock of Trace for CDN $35,000,000 which we paid in cash or by assuming certain existing indebtedness of Trace, subject to certain adjustments, and 1,000,000 shares of common stock. Headquartered in Calgary, Alberta, Trace provides seismic services to exploration and production companies in the oil, gas, and mining industries, and it specializes in the acquisition of land-based seismic surveys in North America. Trace is a leader in the market for next generation full-wave (multi-component) seismic technology. Through this acquisition, we will expand our business into the Canadian Arctic, California, and the Appalachian Mountain regions. Trace is the only major contractor operating in California and the largest seismic contractor operating in much of the Appalachian Mountains region. These areas provide us with new business opportunities as well as the potential for long-term growth within each respective market.

Management.   Upon our acquisition of Trace, we appointed two additional members to our management team that both joined Trace on a full-time basis in 2004. James White is the President of Quantum Geophysical Inc. David Smiddy is the President of Trace Energy Services Ltd. Though relatively new to Trace, they both have significant experience and expertise in the industry. Additionally, Trace’s senior management team is supported by experienced senior level supervisors and field managers, most of whom have significant tenures with Trace. For a more complete description of our management team, please read “Management—Executive Officers and Directors.”

Industry Overview

Seismic surveys enable oil and gas companies to determine whether subsurface conditions are favorable for finding new oil and gas accumulations and assist oil and gas companies in determining the size and structure of previously identified oil and gas fields. Seismic surveys consist of the acquisition and processing of 2D and 3D seismic data, which is used to produce computer generated graphic cross-sections, maps and 3D images of the subsurface. These resulting images are then analyzed and interpreted by geophysicists and are used by oil and gas companies in the acquisition of new leases, the selection of drilling locations on exploratory prospects and in managing and developing producing reservoirs.

Seismic data is acquired by land, transition zone and offshore crews. Seismic data is generated by the propagation of sound waves near the earth’s surface by controlled sources, such as dynamite or vibration equipment. The seismic waves radiate into the earth and are reflected back to the surface with the information collected by strategically positioned data collection devices known in the industry as “geophones.” This data is then input into a specialized data processing system that enhances the recorded signal by reducing noise and distortion, improving resolution and arranging the input data to produce an image of the subsurface. Practically speaking, 3D seismic surveys collect far more information than previously used seismic methods, generating significantly greater detail about the underlying reservoirs.

With advances in equipment and computer power resulting in lower costs, 3D technology is now being applied to virtually all exploration ventures as well as field development and prospect delineation.

With the advent of modern 3D technology, the seismic industry has changed profoundly. In the past, the role of seismic, in particular 2D surveys, was restricted to that of simply illustrating gross structural features. In contrast, 3D surveys provide detailed views of subsurface geologic structures and much higher resolution of the structures than is available from a 2D survey. Moreover, 3D surveys have proven to be more reliable indicators of the oil and gas potential in the surveyed area than 2D surveys. As a result, drilling based on 3D seismic surveys has improved the economics of discovering oil and gas by reducing risks and finding costs for the oil and gas industry. Consequently, the demand for 3D seismic surveys, as compared to 2D surveys, has significantly increased in the past decade. In technical literature, it is 3D seismic technology that is cited time and again as the technology most impacting exploration and production economics over the last ten years. Additionally, as the image quality of 3D seismic has improved, the role of 3D seismic has expanded beyond the identification of exploration drilling prospects and into the realm of field development and production management.

Beginning in the late 1980’s, we believe a significant shift occurred in the seismic acquisition market from a market which had been predominantly driven by proprietary seismic surveys to a market driven by speculative ("spec") surveys (including multi-client surveys). This change began with marine or offshore seismic surveys, but eventually began to significantly impact land seismic surveys. The major difference between a proprietary survey and a spec survey is the seismic data acquired from a proprietary survey is owned exclusively by the customer. While seismic data acquired from a spec survey is owned by the contractor and can be resold to other customers. We do not conduct seismic spec surveys for our own account for later resale of the required data. The reduced cost which customers generally enjoy from participating in a spec survey offsets the loss of exclusive data ownership. This fact and the general industry perception that the seismic data acquisition market is a “commodity” business have been reasons for the significant expansion in the use of spec surveys. Most exploration companies use processing, interpretation or other in-house technology as a means of differentiation rather than acquired seismic data.

However, during 2004, we saw a significant change in the mix of surveys we acquired for our clients. Our acquisition segment generated total 2004 revenues of approximately $39,470,000 of which approximately 52%, or $20,366,000, came from the performance of proprietary surveys. This recent trend continued in 2005. Our acquisition segment generated revenues totaling approximately $58,177,000 of which approximately 75%, or $43,830,000, came from the performance of proprietary surveys. We expect to generate a greater percentage of our total acquisition revenues from spec surveys during 2006. While it remains unclear as to whether this movement back to proprietary surveys is a long-term trend, we do expect to generate significant revenues from proprietary surveys in 2006. We believe the increased demand for proprietary surveys is indicative of the continuing improvement in the overall condition of the seismic survey industry.

Beginning with the deterioration of the price of oil which occurred in mid-1998 and continued into early 1999, the seismic service industry experienced a significant downturn that negatively impacted our operating and financial results. Margins were significantly reduced, seismic acquisition equipment was under-utilized and a number of seismic service companies experienced financial difficulties. Combined with continuing trends towards larger crews (higher channel counts) and more technologically capable equipment, it became clear that properly capitalized companies with access to lower costing capital will have a significant advantage. Demand for our seismic acquisition services began to improve in 2003, with margins increasing somewhat. This trend continued into 2004 and 2005. We expect this increase to carry forward to 2006. Although demand has significantly increased, we have only seen a modest improvement in margins.

These conditions also applied to the seismic data processing segment of the seismic industry. Margins deteriorated and the number of processing opportunities decreased. Seismic data processing companies with proprietary processing techniques, large computing infrastructure and industry recognized staffs have a significant advantage. In 2004, we invested in and improved our computing infrastructure. However, demand for the services provided by our seismic data processing segment remained weak. It remains unclear as to when a full recovery will occur. Until such a recovery occurs, our seismic data processing results will continue to be negatively impacted.

Business Segments

We are organized into two businesses, seismic acquisition services and seismic data processing. Our acquisition services represented 94%, and 91% of our total revenues and our data processing services represented 6%, and 9% of total revenues in 2005, and 2004, respectively.

Seismic Acquisition Services

Our seismic acquisition operations are conducted by two wholly-owned subsidiaries:  Quantum and Trace. Quantum was established in 1997 and Trace was acquired in December 2005. We are engaged in land-based and transition zone seismic acquisition services on a contract basis for our customers. Our equipment is capable of collecting both 2D and 3D seismic acquisition data, has a combined recording capacity of approximately 32,000 channels and can be configured to operate up to at least nine crews. Most of our land and transition zone acquisition services involve 3D surveys. Prior to the Trace Acquisition in December 2005, we operated three seismic acquisition crews during 2005. We are currently operating six seismic acquisition crews in the U.S. and three in Canada, and we believe we have sufficient work in hand to enable us to operate nine seismic acquisition crews for a significant portion of fiscal 2006. The majority of Our seismic acquisition activities continue to take place in the Gulf Coast and Rocky Mountain regions of the U.S., as well as in Western Canada.

On a typical land seismic survey, the seismic crew is supported by a surveying crew which lays out the lines to be recorded and identifies the sites for shot-hole placement and a drill crew which creates the holes for the explosive charges which produce the necessary acoustical impulse or a mechanical vibrating unit in areas where explosives are not utilized. The seismic crew lays out the geophones and recording instruments, directs shooting operations and records the acoustical signal reflected from subsurface strata. The survey crew and drill crew are typically provided by third parties and supervised by our personnel. A fully staffed 3D seismic crew typically consists of 35 to 50 persons, including a party manager, an observer, a head linesman and crew laborers. The number of individuals on each crew is dependent upon the size and nature of the seismic survey requested by the customer.

We use helicopters to assist our crews in seismic data acquisition in circumstances where such use will reduce overall costs and improve productivity. These savings are achieved by deploying the crew and its equipment more rapidly and significantly reducing surface damages.

Seismic acquisition contracts, whether bid or negotiated, provide for payment on either a turnkey or a time basis or on a combination of both methods. A turnkey contract provides for a fixed fee to be paid per square mile of data acquired. Such a contract causes us to bear substantially all the risks of business interruption caused by weather delays and other hazards. Time contracts provide for payments based on agreed rates per units of time, which may be expressed in periods ranging from days to months. This type of contract causes the customer to bear substantially all of the business interruption risks. When a combination of both turnkey and time methods is used, the risk of business interruption is shared by us and the customer. In either case, progress payments are usually required unless it is expected the job can be accomplished in a short period. Previously, our contracts for seismic acquisition have been predominantly on a turnkey basis. Currently, we have a number of time contracts although the majority of work to be performed in 2006 will still be under turnkey contracts. Our contracts currently provide that the seismic data acquired by us is the exclusive property of our customer. Substantially all of our data processing contracts are on a turnkey basis.

Weather is the primary factor in seasonality of the seismic acquisition services segment. We believe it will have the opportunity to generate our highest US revenues from seismic acquisition operations during the third quarter (July 1 through September 30) of each year primarily because this period typically provides for more recording hours due to longer days and less curtailment of operations due to poor weather. With the acquisition in December 2005 of Trace, we currently operate three crews in Western Canada. Conditions are more favorable for drilling during the winter months when the ground is frozen. Accordingly, we expect the opportunity to generate our highest Canadian revenues from seismic acquisition operations during our fourth and first quarters (October 1 through March 31) of each year. Although certain seasons generally provide better working conditions, adverse conditions may impact revenues at any time throughout the year.

Seismic Data Processing

Our seismic data processing operations are conducted by Geophysical Development Corporation (“GDC”), a wholly-owned subsidiary. GDC, which was founded in 1981 to provide geophysical processing, interpretation, software and consultation services to the oil and gas industry, was acquired by us in April 1998. In August 2003, we established GDC UK Limited (“GDC UK”), a new subsidiary which is located in the United Kingdom. Individuals, who had previously been associated with Ensign Geophysics Limited, were retained to manage GDC UK and assist in the overall management of GDC UK. We believe that this expansion will facilitate penetration of wider geographic markets, provide access to worldwide technology trends and strengthen our overall geophysical and management expertise.

Our seismic data processing center in Houston, Texas is capable of processing 2D and 3D seismic data acquired from our own crews as well as data acquired by other geophysical crews. A majority of our data processing services is performed on 3D seismic data. Seismic data is processed to produce an image of the earth’s subsurface using proprietary computer software and techniques developed by us. We also reprocess older seismic data using new techniques designed to enhance the quality of the data.

Our data processing center operates a high capacity clustered processing environment built around Sun Microsystems and Intel computers. We process land and marine seismic data and provides a full suite of seismic interpretation products and services utilizing linux clusters.

The seismic data processing industry is highly technical, and the technological requirements for the acquisition and processing of seismic data have increased continuously over time. Thus, we must continually take steps to ensure that our technological capabilities are comparable or superior to those of our competitors, whether through continuing research and development, strategic alliances with equipment manufacturers or acquisitions of technology through licenses from others. We have introduced several technological innovations that have become industry-standard products in the seismic data processing business. These include our proprietary AVO (amplitude variation with offset) processing and, more specifically, within AVO the relationship between normal incidence reflectivity and poisson’s (relationship between the “sheer” velocity and “p” velocity) reflectivity. During 2004 and 2005, we made significant investments to upgrade our technology in the areas of Pre-Stack Time and Depth Imaging through technology joint ventures and proprietary developments. We currently offer advanced proprietary pre-stack depth imaging services. Gulf of Mexico well log database, deep water Gulf of Mexico field studies and rock properties database continue to be unique products offered in the seismic data processing area.

Marketing

Our seismic acquisition and seismic data processing services conducted in the U.S. are primarily marketed from our Houston office. our seismic data processing services conducted in the United Kingdom are primarily marketed from our United Kingdom office. Our seismic acquisition services conducted in Canada are primarily marketed from our Calgary, Alberta office.

While we rely upon the utilization of our personnel in making sales calls, we receive a significant amount of work through word-of-mouth referrals, repeat customer sales, our industry reputation and the experience and skills of our personnel.

Acquisition and data processing contracts are obtained either through competitive bidding, in response to invitations to bid, or by direct negotiation with a prospective customer. A significant portion of our contracts result from competitive bidding. Contracts are awarded primarily on the basis of price, experience and availability, technological expertise and reputation for dependability and safety.

Customers

During the fiscal year ended December 31, 2005, seismic acquisition revenues totaled approximately $58,177,000. Seitel Data accounted for approximately $8,054,000, representing approximately 14% of our seismic acquisition revenues and approximately 13% of our consolidated revenues. In addition, Smith Production Company accounted for approximately $6,799,000, representing 12% of our seismic acquisition revenues and approximately 11% of our consolidated revenues. Krescent Energy Company accounted for approximately $6,248,000, representing approximately 11% of our seismic acquisition revenues and approximately 10% of our consolidated revenues.

During the fiscal year ended December 31, 2005, our seismic data processing revenues totaled approximately $3,998,000. Forest Oil Company accounted for approximately $845,000, representing approximately 21% of our seismic data processing revenues and approximately 1% of our consolidated revenues. Merlon Petroleum Company accounted for approximately $647,000, representing approximately 16% of our seismic data processing revenues and approximately 1% of our consolidated revenues. No customer of our seismic data processing segment accounted for 10% or more of our consolidated revenues.

Backlog

At March 31, 2006, our backlog of commitments for services was approximately $137,000,000, as compared to approximately $29,000,000 at both March 31, 2005 and 2004. It is anticipated that significantly all of the March 31, 2006 backlog will be completed in the next 12 months. This backlog consists of written orders or commitments believed to be firm. Contracts for services are occasionally varied or modified by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. As a result, our backlog as of any particular date may not be indicative of our actual operating results for any succeeding fiscal period.

Competition

The acquisition and processing of seismic data for the oil and gas industry is highly competitive. Competitive factors include the type and capability of equipment used to conduct seismic surveys and that equipment’s availability. In addition to price, the performance and dependability of a crew significantly affect a potential customer’s decision to award a contract to us or one of our competitors. Although reliable comparative figures are not available, we believe a number of our competitors have more extensive and diversified operations and also have financial, operating and other resources substantially in excess of those available to us.

Our principal competitors in the seismic acquisition segment include Veritas DGC, Inc., Eagle Geophysical, Inc., Dawson Geophysical Company, Petroleum Geo Services (“PGS”) and Tidelands Geophysical. Our principal competitors in the seismic data processing segment include Veritas DGC, Inc., PGS, Geotrace, GX Technology Corporation, GecoWestern, and a number of other, smaller companies.

Regulation

Our operations are subject to numerous federal, state and local laws and regulations. These laws and regulations govern various aspects of operations, including the discharge of explosive materials into the environment, requiring removal and clean-up of materials that may harm the environment or otherwise relating to the protection of the environment and access to private and governmental land to conduct seismic surveys. We believe we have conducted our operations in substantial compliance with applicable laws and regulations governing our activities.

Our HS&E Manager (Health, Safety and Environmental) for the seismic acquisition segment is generally responsible for our meeting and remaining in compliance with certain regulatory requirements. We also have HS&E Advisors who maintain and administer the Health, Safety and Environmental programs for our field personnel. The costs associated with these individuals, such as salaries and benefits, are not material to our overall financial condition. The costs of acquiring permits and remaining in compliance with environmental laws and regulations, title research, environmental studies, archeological surveys and cultured resource surveys are generally borne by our customers.

Although the costs of complying with applicable laws and regulations have historically not been material, the changing nature of such laws and regulations makes it impossible to predict the cost or impact of such laws and regulations on our future operations.

Research and Development

We rely on certain proprietary information, proprietary software, trade secrets, and confidentiality and licensing agreements (collectively, “Intellectual Property”) to conduct our current operations. Our future success will depend, in part, on our ability to maintain and preserve our Intellectual Property, without infringing the rights of any third parties. There can be no assurance that we will be successful in protecting our Intellectual Property or that our competitors will not develop technologies that are substantially equivalent or superior to our technologies. We continue to conduct research and development at our data processing segment. During the last three years, we have spent approximately $2,125,000 on ongoing research and development projects. No costs associated with research and development are directly borne by our customers.

Employees

At March 31, 2006, we had 663 employees, all of which were full-time employees of us. None of our employees is a party to a collective bargaining agreement. We consider the relations with our employees to be good.

Available Information

All of our reports and materials filed with the SEC, are available through our website, http://www.geokinteicsinc.com/secfilings.php, as soon as reasonably practical after we have electronically filed such material with the SEC. A copy of these materials is also available at the SEC’s Public Reference Room at 100 F. St. N.E., N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, available at http://www.sec.gov.

Capital Expenditures

The seismic service industry is capital intensive, primarily due to the high cost of seismic acquisition equipment. We intend to continue to invest additional capital to upgrade and expand our seismic service capabilities. The cost of sophisticated seismic acquisition equipment has increased significantly over the last several years. The cost of equipping a crew with a state-of-the-art system such as an I/O System Four, can range from $6 to $10 million. Due to the uncertainties surrounding the changing market for seismic services, increases in technological requirements, and other matters associated with our operations, we are unable to estimate the amount of any financing that it may need to acquire, upgrade and maintain seismic equipment. If we are unable to obtain such financing as and when needed, we will be forced to curtail our business objectives, and to finance our business activities with only such internally generated funds as may then be available.

Operating Conditions

Our seismic acquisition activities are often conducted under extreme weather, in difficult terrain and under other hazardous conditions. As a result, these activities are subject to risks of injury to our personnel and loss of seismic acquisition equipment. We maintain insurance against the destruction of our seismic acquisition equipment and injury to person and property that may result from our operations and consider the amount of such insurance to be adequate. However, we are not fully insured for all risks (including business interruption), either because such insurance is not available or because we elect not to obtain insurance coverage because of cost.

Fixed costs, including costs associated with operating leases, labor costs, depreciation and interest expense account for a substantial percentage of our costs and expenses. Accordingly, downtime or low productivity resulting from weather interruptions (including hurricanes like Rita in September 2005), reduced demand, equipment failures or other causes can result in significant operating losses. During September 2005 we believe we lost ten days of seismic recording time as a result of delays caused by Hurricane Rita.

Although certain seasons generally provide better working conditions for the conduct of our seismic acquisition business, adverse weather conditions in the area of North America in which we are working may impact our revenues at any time throughout the year. Seasonal weather patterns can vary from area to area in any particular year.

Properties

Our facilities are summarized in the table below.

Location	Owned / Leased	Purpose / Segment	Square Feet
Houston, Texas	Leased	Corporate headquarters, seismic data processing operations, certain seismic acquisition operations	25,164
Brookshire, Texas	Owned	Maintenance facility for seismic acquisition of operations	6,600
Old Woking, Surrey, the United Kingdom	Leased	GDC UK operations	880
Calgary, Alberta, Canada	Leased	Trace headquarters, maintenance facility	30,272
Midland, Texas	Leased	Trace US seismic acquisition operations and a maintenance facility	7,642
Denver, Colorado	Leased	Seismic acquisition operations	600

Litigation

Neither we nor any of our subsidiaries is a party to any pending legal proceedings other than certain routine litigation that is incidental to our seismic surveying business and that we believe will not materially impact our business. Moreover, we are not aware of any such legal proceedings that are contemplated by governmental authorities with respect to us, any of our subsidiaries, or any of their respective properties.

MANAGEMENT

Executive Officers and Directors

Set forth below are the names, ages and positions of our directors, executive officers and other key personnel. Each of our directors named below were elected at the our 2002 Annual Meeting of Stockholders for a term of one year or until their successors were elected, except that David A. Johnson and Gary H. Pittman were appointed to fill vacancies in our Board of Directors. James White and David Smiddy were appointed officers when we completed the Trace Acquisition on December 1, 2005. Each of our directors will be nominated at our next Annual Meeting of Stockholders to serve on our Board of Directors for additional one year terms or until their successors are elected.

Name	Age	Position With Company	Office Held Since
William R. Ziegler	63	Chairman (non-executive) and Director	1997
David A. Johnson	55	President, Chief Executive Officer and Director	2003
Michael A. Dunn	51	Vice President	1997
Thomas J. Concannon	52	Vice President and Chief Financial Officer	1997
Michael A. Schott	61	Vice President of Financial Reporting and Compliance	1998
Lynn A. Turner	56	Chief Operating Officer of Quantum Geophysical, Inc.	1997
M. Lee Bell	58	President of Geophysical Development Corporation	2004
James White	46	President of Quantum Geophysical, Inc.	2005
David Smiddy	50	President of Trace Energy Services Ltd.	2005
Christopher M. Harte	58	Director	1997
Steven A. Webster	54	Director	1997
Gary H. Pittman	42	Director	2006

There are no family relationships between any of our directors or executive officers.

William R. Ziegler, age 63, has served as a member of the Board of Directors since August 1, 1997 and has served as our Chairman (non-executive) since February 2, 1999. Mr. Ziegler is of counsel to the law firm of Satterlee Stephens Burke & Burke, LLP, located in New York, New York. Since June 1994, Mr. Ziegler served as Chairman of the New York law firm of Parson & Brown, L.L.P. which merged with Satterlee Stephens Burke & Burke, LLP effective September 1, 1999. Mr. Ziegler was formerly a partner of Whitman Breed Abbott & Morgan, located in New York, New York (1993 - May 1994), and a predecessor law firm, Whitman & Ransom (since 1976). Mr. Ziegler is a director and Vice Chairman of Grey Wolf, Inc. (an international land drilling company), Inc. (an oil services equipment supplier), a General Partner of Somerset Capital Partners and a Managing Member of Blackhawk Investors II, L.L.C.

David A. Johnson, age 55, has served as a member of the Board of Directors and as our President and Chief Executive Officer since October 1, 2003. Prior to that time, Mr. Johnson served as President, Worldwide Deepwater Division, of Phillips Petroleum. Prior to this, Mr. Johnson served as Vice President Exploration of Spirit Energy 76 from 1997 to 2000 and Senior Vice President Exploration and Land of Vastar Resources from 1995 to 1996. From 1973 to 1995, Mr. Johnson held a variety of managerial positions with Shell Oil, including General Manager—Geophysics.

Michael A. Dunn, age 51, has served as our Vice President and Chief Technology Officer since August 18, 1997. Prior to joining us, Mr. Dunn was employed for eighteen years by Shell Oil Company, most recently as Technology Manager at its Exploration and Production Research Center. Mr. Dunn has over twenty years of experience in all aspects of geoscience, including seismic acquisition, seismic processing, exploration and research.

Thomas J. Concannon, age 52, has served as our Vice President and Chief Financial Officer since July 15, 1997. Prior to joining us, Mr. Concannon worked for four years as a private consultant for various energy companies. Prior to that time, Mr. Concannon served as President of NJR Energy, an exploration company and as a director of its parent company, New Jersey Resources, Inc. Mr. Concannon has over twenty years of energy industry experience.

Michael A. Schott, age 61, has served as our Vice President of Financial Reporting and Compliance and Secretary since August 5, 1998. Prior to joining us, Mr. Schott served eight years as a Vice President and shareholder of a public accounting firm in San Antonio, Texas. Prior to that time, Mr. Schott served as Controller, then Senior Vice President and Treasurer of Venus Oil Company. Mr. Schott is a Certified Public Accountant with more than thirty years of experience, including ten years in the oil and gas exploration industry and twenty years in the practice of public accounting. Mr. Schott is a member of the Texas Society of Certified Public Accountants and the American Institute of CPAs.

Lynn A. Turner, age 56, has served as Chief Operating Officer of Quantum Geophysical, Inc. since our Trace Acquisition on December 1, 2005. Mr. Turner served as the President of Quantum Geophysical, Inc. since late 2003 and as our President and Chief Operating Officer from July 28, 1997 to September 30, 2003. Prior to joining us, Mr. Turner was employed for six years by Fairfield Industries, Inc., a provider of seismic acquisition services, most recently as Senior Vice President and Manager of Data Acquisition. Mr. Turner has more than twenty-five years of experience in the seismic data acquisition business.

M. Lee Bell, age 58, has served as the President of Geophysical Development Corporation since April 1, 2004. Prior to joining us, Dr. Bell served as Global General Manager, Seismic Reservoir Services, of WesternGeco. Prior to that position, Dr. Bell served as Vice President of Technology at WesternGeco. From 1998 to 2000, Dr. Bell served as President of Geosignal, a division of Western Geophysical. Dr. Bell has more than twenty-five years experience in the seismic data processing industry.

James White, age 46, has served as the President of Quantum Geophysical, Inc. since our Trace Acquisition on December 1, 2005. Prior to joining us, Mr. White served as Trace’s President since February 2004. Prior to that, Mr. White spent twenty-five years with WesternGeco, a leading seismic company, in a variety of operational roles. Most recently he served as Vice President for North and South America, where he was responsible for all aspects of that company’s operations in North and South America.

David Smiddy, age 50, has served as President of Trace Energy Services Ltd. since our Trace Acquisition on December 1, 2005. Prior to the Trace Acquisition, Mr. Smiddy served as Trace’s Vice President of Finance since April of 2004. Since February 2005, Mr. Smiddy has served as Trace’s General Manager—Canada, with responsibility for overall operations and strategy for Canada. Mr. Smiddy has over eighteen years of experience in the oilfield-services industry and, prior to joining Trace, served in various operating financial roles at Sefel Geophysical, Beaver Geophysical, Kudu Industries, and Pulse Data.

Christopher M. Harte, age 58, is a private investor and has served as a member of our Board of Directors since August 1, 1997. From 1992 to 1994, Mr. Harte was the President of Portland Newspapers, Inc. Mr. Harte is a director of several corporations, including Harte-Hanks, Inc. (a direct marketing and shopper publishing company) and Crown Resources Corporation (a precious metals mining company), and is an Investor Member of Blackhawk Investors II, L.L.C.

Steven A. Webster,   age 54, has served as a member of our Board of Directors since August 1, 1997. Mr. Webster serves as Managing Partner of Avista Capital Partners, which makes private equity investments in energy, healthcare and media. He is employed as a Consultant by Credit Suisse First Boston’s Alternative Capital Division to manage energy investments in its private equity fund. Mr. Webster serves as Chairman of Carrizo Oil & Gas, Inc., Basic Energy Services and Crown Resources Corporation. He also serves on the Boards of Brigham Exploration Company, Goodrich Petroleum Corporation, Seacor Holdings, Grey Wolf, Inc. and Hercules Offshore. Mr. Webster serves as Trust Manager of Camden Property Trust. He is also a General Partner of Somerset Capital Partners and a Managing Member of Blackhawk Investors II, L.L.C. From 2000-2005, Mr. Webster served as Chairman of Global Energy Partners, an affiliate of Credit Suisse First Boston. He was a founder and served as Chief Executive Officer of Falcon Drilling Company, Inc. and its successor, R&B Falcon Corporation from January 1998 to June 1999.

Gary M. Pittman,   age 42, has served as a member of our Board of Directors since March 8, 2006. Mr. Pittman founded his own company in 1995 to provide investment and merchant banking services to private and public companies. From 1987 to 1995, Mr. Pittman was Vice President of the Energy Recovery Fund, a $180 million private equity fund focused on the energy industry. Mr. Pittman has served as a Director and Audit Committee member of Czar Resources, Ltd., a public Canadian exploration and production company, Triton Imaging International, a developer of sea floor imaging software, Secretary, Vice President and Director of Sub Sea International, an offshore robotics and diving company, BioSafe Technologies, a developer of non-toxic insecticides and owned and operated an oil and gas production and gas gathering company in Montana.

Meetings; Committees

Our Board of Directors met formally three times during the fiscal year ended December 31, 2005. The Board of Directors also conducted two meetings by telephone. Each incumbent director of our Company attended at least 75% of such Board of Directors meetings. Although in October 2001 the Board designated itself as an audit committee, the Board of Directors has not convened or acted in such capacity since that designation. We do not have separate nominating or compensation committees of the Board.

Compliance With Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than ten percent of a registered class of our equity securities, to file with the Securities and Exchange Commission (“SEC”) initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of our Company. Officers, directors, and greater than ten percent beneficial owners are required by SEC regulation to furnish us with copies of all Section 16(a) reports they file.

Based solely upon information furnished to us and contained in reports filed with the SEC, as well as any written representations that no other reports were required, we believe that all SEC filings of our directors, executive officers beneficial owners of greater than ten percent complied with Section 16 of the Exchange Act, except that Maple Leaf Partners, L.P. and Maple Leaf Offshore, Ltd. failed timely to file initial reports on Form 3.

Code of Ethics

We have not adopted a code of ethics. We anticipate that we will adopt a code of ethics during 2006.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of December 31, 2005, the number of shares of our Company’s common stock beneficially owned by (i) each person known by us (based on filings under Section 13(d) or 13(g) of the Exchange Act) to be the holder of more than five percent of our voting securities, (ii) each director or nominee for election as a director, (iii) each executive officer, and (iv) all of our directors and officers as a group. Unless otherwise indicated, each holder has sole voting and investment power with respect to the shares of common stock owned by such holder.

Name and Address of Beneficial Owner or Group	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class(1)
Steven A. Webster 1000 Louisiana, Suite 1500 Houston, Texas 77002	Common	13,441,294 shares	(2)	24.97%
Maple Leaf Partners, L.P. 450 Laurel Street, Suite 2105 Baton Rouge, Louisiana 70801	Common	8,929,624 shares		16.44%
Dane Andreeff Andreeff Equity Advisor, L.L.C. 450 Laurel Street, Suite 2105 Baton Rouge, LA 70801	Common	15,400,000 shares	(3)	28.05%
GeoLease Partners, L.P. c/o CSFB Private Equity, Inc. Eleven Madison Avenue New York, New York 10010	Common	5,970,487 shares		11.12%
William R. Ziegler 230 Park Avenue, Suite 1130 New York, New York 10169	Common	8,425,934 shares	(4)	15.71%
Maple Leaf Offshore, Ltd. 450 Laurel Street, Suite 2105 Baton Rouge, Louisiana 70801	Common	5,902,952 shares		10.92%
Blackhawk Investors II, L.L.C. 14701 St. Mary’s Lane, Suite 800 Houston, Texas 77079	Common	5,317,804 shares		9.94%
Valentis SB LP c/o Wexford Capital LLC 411 West Putman Avenue Greenwich, Connecticut 06830	Common	5,317,803 shares		9.94%
David A. Johnson One Riverway, Suite 2100 Houston, Texas 77056	Common	893,748 shares	(5)(8)	1.64%
Christopher M. Harte P.O. Box 696 Spicewood, Texas 78669	Common	840,435 shares	(6)	1.57%
Lynn A. Turner One Riverway, Suite 2100 Houston, Texas 77056	Common	333,333 shares	(5)(9)	.62%
Michael A. Dunn One Riverway, Suite 2100 Houston, Texas 77056	Common	233,333 shares	(5)(10)	.43%

Name and Address of Beneficial Owner or Group	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class(1)
Thomas J. Concannon One Riverway, Suite 2100 Houston, Texas 77056	Common	233,333 shares	(5)(11)	.43%
M. Lee Bell One Riverway, Suite 2100 Houston, Texas 77056	Common	116,667 shares	(5)(12)	.22%
All Directors and Executive Officers as a Group	Common	18,860,899 shares	(7)	33.80%

(1)  These percentages are calculated on the basis of 53,503,093 shares of common stock, that were issued and outstanding on December 30, 2005, plus, with respect to each person, group or entity listed, such number of shares of common stock as such person or entity has the right to acquire pursuant to options, warrants, conversion privileges or other rights held by such person or entity. Certain shares are deemed beneficially owned by more than one person or entity listed in the table.

(2)   Includes (i) 5,474,116 shares owned of record by Mr. Webster, (ii) 5,317,804 shares of common stock owned of record by Blackhawk Investors II L.L.C., (iii) 339,374 shares of common stock owned of record by Somerset Capital Partners (“SCP”), since Mr. Webster is one of three general partners of SCP, (iv) 280,000 shares of common stock, assuming the exercise of warrants owned of record by Mr. Webster, (v) 1,107,020 shares of common stock owned of record by Kestrel Capital, L.P., since Mr. Webster is President of Peregrine Management, LLC, the sole General Partner of Kestrel Capital, L.P., (vi) 40,000 shares of common stock, assuming the exercise of the warrants owned by Kestrel Capital, L.P., and (vii) 882,980 shares of common stock owned of record by Cerrito Partners, since Mr. Webster is the Managing Partner of Cerrito Partners.

(3)   Includes 8,117,840 shares owned of record by Maple Leaf Partners, L.P., (ii) 811,784 shares of common stock assuming the exercise of warrants owned of record by Maple Leaf Partners, L.P., (iii) 5,366,320 shares owned of record by Maple Leaf Offshore, Ltd., (iv) 536,632 shares of common stock, assuming the exercise of warrants owned by Maple Leaf Offshore, Ltd., (v) 515,840 shares owned of record by Maple Leaf Partners I, L.P. and (vi) 51,584 shares of common stock, assuming the exercise of warrants owned by Maple Leaf Partners I, L.P.

(4)   Includes (i) 2,648,756 shares owned of record by Mr. Ziegler, (ii) 5,317,804 shares of common stock owned of record by Blackhawk Investors II L.L.C., (iii) 339,374 shares of common stock owned of record by SCP, since Mr. Ziegler is one of three general partners of SCP, and (iv) 120,000 shares of common stock, assuming the exercise of warrants owned of record by Mr. Ziegler.

(5)   Refers to vested stock options to purchase common stock held by the named executive.

(6)   Includes 800,435 shares of common stock owned of record by Spicewood Family Partners of which Mr. Harte is the general partner and 40,000 shares of common stock, assuming the exercise of warrants owned of record by Spicewood Family Partners.

(7)   Includes an aggregate of (i) 16,570,485 issued and outstanding shares beneficially owned by the directors and executive officers as a group and (ii) 2,290,414 shares of common stock that such persons have the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights held by such persons.

(8)   Does not include a December 2005 award of 250,000 options to purchase common stock, which is subject to the stockholders’ approval of the 2002 Stock Awards Amendment at their next annual meeting.

(9)   Does not include a December 2005 award of 200,000 options to purchase common stock, which is subject to the stockholders’ approval of the 2002 Stock Awards Amendment at their next annual meeting.

(10) Does not include a December 2005 award of 25,000 options to purchase common stock, which is subject to the stockholders’ approval of the 2002 Stock Awards Amendment at their next annual meeting.

(11) Does not include a December 2005 award of 110,000 options to purchase common stock, which is subject to the stockholders’ approval of the 2002 Stock Awards Amendment at their next annual meeting.

(12) Does not include a December 2005 award of 50,000 options to purchase common stock, which is subject to stockholders approval of the 2002 Stock Awards Amendment at their next annual meeting.

MARKET FOR COMMON STOCK AND DIVIDENDS

Our common stock is traded on the NASDAQ OTC Bulletin Board under the trading symbol “GOKN.OB.” As of December 31, 2005, our Company had 356 stockholders of record.

The following table sets forth the high and low closing bid for the common stock during our three most recent fiscal quarters and our last two fiscal years as reported by the National Association of Security Dealers on the NASDAQ OTC Bulletin Board. The following quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	High	Low
Twelve Months Ended December 31, 2006
Quarter Ended March 31, 2006	$4.35	$2.30
Quarter Ended June 30, 2006 (through June 8, 2006)	$6.00	$3.55
Twelve Months Ended December 31, 2005
Quarter Ended March 31, 2005	$5.80	$0.70
Quarter Ended June 30, 2005	$2.75	$1.80
Quarter Ended September 30, 2005	$2.25	$1.57
Quarter Ended December 31, 2005	$2.60	$1.65
Twelve Months Ended December 31, 2004
Quarter Ended March 31, 2004	$2.75	$0.25
Quarter Ended June 30, 2004	$2.75	$0.52
Quarter Ended September 30, 2004	$1.70	$0.50
Quarter Ended December 31, 2004	$1.01	$0.51

DIVIDEND POLICY

We have never paid cash dividends on our common stock and the Board of Directors intends to retain all of our earnings, if any, to finance the development and expansion of our business. In addition, we are prohibited from paying cash dividends under the documents governing certain of our indebtedness. There can be no assurance that our operations will prove profitable to the extent necessary to pay cash dividends. Moreover, even if such profits are achieved, our future dividend policy will depend upon our earnings, capital requirements, financial condition and other factors considered relevant by our Board of Directors.

SELLING STOCKHOLDERS

Set forth below is the name of each Selling Shareholder and the amount and percentage of common stock owned by each (including shares that can be acquired on the exercise of outstanding warrants) prior to the offering described in this prospectus, the shares to be sold in the offering, and the amount and percentage of common stock to be owned by each (including shares that can be acquired on the exercise of outstanding warrants) after the offering. The footnotes provide information about persons who have investment voting power for the Selling Stockholders and about material transactions between the Selling Stockholders and our Company.

	Shares Beneficially Owned Prior to this Offering(1)					Shares Beneficially Owned After this Offering(1)
Selling Stockholders	Number		Percent	Shares to be Sold		Number	Percent
Battersea Capital, Inc.(10)	88,000.16%			88,000		0	0
Enable Growth Partners, LP(11)	422,400.79%			422,400		0	0
Enable Opportunity Partners LP(11)	105,600.20%			105,600		0	0
Ironman Energy Capital, LP(12)	704,000		1.31%	704,000		0	0
Kestrel Capital, LP(13)	1,147,020		2.14%	440,000	(5)	707,020	1.32%
Landsberger Fam. Trust(14)	88,000.16%			88,000		0	0
Levant America, S.A.(15)	3,449,964		6.43%	1,760,000		1,689,964	3.16%
Maple Leaf Offshore Ltd.(16)	5,902,952	(9)	10.93%	5,902,952	(5)	0	0
Maple Leaf Partners, L.P.(16)	8,929,624	(8)	16.44%	8,929,624	(5)	0	0
Maple Leaf Partners I, L.P.(16)	567,424		1.06%	567,424		0	0
Nite Capital, LP(17)	88,000.16%			88,000		0	0
RBC Capital Markets Corporation	274,050.51%			274,050	(7)	0	0
S.A.C. Capital Associates, LLC(18)	2,200,000		4.10%	2,200,000		0	0
SCF-III, L.P.	977,936		1.83%	977,936	(6)	0	0
Spicewood Investment Partners 2004, Ltd.	840,435	(4)	1.57%	440,000	(5)	400,435.75%
Stephen S. Taylor	165,000.31%			165,000		0	0
Straus Partners, LP(19)	363,000.68%			363,000		0	0
Straus-Gept Partners, LP(19)	297,000.55%			297,000		0	0
Michael Thesman	88,000.16%			88,000		0	0
Steven A. Webster	13,441,294	(2)	24.97%	3,080,000	(5)	10,361,294	19.37%
James White	22,064.04%			22,064	(6)	0	0
Alan Williams	88,000.16%			88,000		0	0
William R. Ziegler	8,425,934	(3)	15.71%	1,320,000	(5)	7,105,934	13.28%

(1)          In the PIPE Transaction, we issued common stock and warrants under the Securities Purchase Agreement and the Registration Rights Agreement. Each purchaser under the Securities Purchase Agreement was an accredited investor as that term is defined in Regulation D under the Securities Act. In issuing the securities, we relied on an exemption from registration under Section 4(2) and Rule 506 thereunder, each purchaser being accredited and provisions relating to limitations on the manner of sale and limitations on resale in Rule 506 being complied with. RBC acted as placement agent in connection with the sale of our securities in the PIPE Transaction. The number of shares listed above includes the shares issuable on the exercise of the warrants. Pursuant to the Registrant Rights Agreement, we agreed to file a registration statement on Form S-1 registering the resale of the shares of common stock issued and the shares issuable on exercise of the warrants and to keep the registration statement effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration an without regard o any volume limitations by reason of

Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The Registration Rights Agreement also provides that if we do not register for resale the securities by April 30, 2006 (May 31, 2006 in case of a “full review” by the SEC), then upon such failure to register the shares, we must pay each investor a fee equal to 2% of the aggregate purchase price paid by such investor pursuant to the Securities Purchase Agreement for the shares of common stock then held by the investor, and for each month after such date that the common shares are not registered, we must additionally pay each investor a fee equal to 2% of the aggregate purchase price paid by each such investor pursuant to the Securities Purchase Agreement for the shares of common stock then held by the investor (up to a combined maximum equal to 10% of the aggregate purchase price paid by such investors). Pursuant to the Registration Rights Agreement, we filed the registration statement of which this prospectus is a part with the SEC to register for resale the shares of common stock identified in this prospectus and owned by investors in the PIPE Transaction.

(2)           Includes (i) 5,474,116 shares owned of record by Mr. Webster, (ii) 5,317,804 shares of common stock owned of record by Blackhawk Investors II L.L.C., (iii) 339,374 shares of common stock owned of record by Somerset Capital Partners (“SCP”), since Mr. Webster is one of three general partners of SCP, (iv) 280,000 shares of common stock, assuming the exercise of warrants owned of record by Mr. Webster, (v) 1,107,020 shares of common stock owned of record by Kestrel Capital, L.P., since Mr. Webster is President of Peregrine Management, LLC, the sole General Partner of Kestrel Capital, L.P., (vi) 40,000 shares of common stock, assuming the exercise of the warrants owned by Kestrel Capital, L.P., and (vii) 882,980 shares of common stock owned of record by Cerrito Partners, since Mr. Webster is the managing partner of Cerrito Partners.

(3)          Includes (i) 2,648,756 shares owned of record by Mr. Ziegler, (ii) 5,317,804 shares of common stock owned of record by Blackhawk Investors II L.L.C., (iii) 339,374 shares of common stock owned of record by SCP, since Mr. Ziegler is one of three general partners of SCP, and (iv) 120,000 shares of common stock, assuming the exercise of warrants owned of record by Mr. Ziegler.

(4)          Includes (i) 800,435 shares of common stock owned of record by Spicewood Family Partners of which Mr. Harte is the general partner and (ii) 40,000 shares of common stock, assuming the exercise of warrants owned of record by Spicewood Family Partners. Mr. Harte has the ability to vote and dispose of the 800,435 shares of common stock held by Spicewood Family Partners.

(5)          Represents shares of common stock and shares issuable upon the exercise of warrants purchased in the PIPE Transaction.

(6)          Represents shares of common stock received as part of the purchase price paid in connection with the Trace Acquisition. Includes (i) 977,936 shares owned of record by SCF-III, L.P. and (ii) 22,064 shares owned of record by James White.

(7)          Assumes exercise of warrants received by RBC Capital Markets Corporation for acting as placement agent in the PIPE Transaction.

(8)          Includes (i) 8,117,840 shares owned of record and (ii) 811,784 shares of common stock, assuming the exercise of warrants owned by Maple Leaf Partners, L.P.

(9)          Includes (i) 5,366,320 shares owned of record and (ii) 536,632 shares of common stock, assuming the exercise of warrants owned by Maple Leaf Offshore, Ltd.

(10)   John M. Lepo has the ability to vote or dispose of the shares of common stock held by the selling stockholder.

(11)   Mitch Levine, the managing partner of Enable Capital Management, has the ability to vote or dispose of the shares of common stock held by the selling stockholder.

(12)   G. Bryan Dutt has the ability to vote and dispose of the shares of common stock held by the selling stockholder.

(13)   Steven A. Webster has the ability to vote and dispose of the shares of common stock by the selling stockholder.

(14)   John A. Landsberge has the ability to vote and dispose of the shares of common stock by the selling stockholder.

(15)   Kenneth H. Hannan, Jr. has the ability to vote and dispose of the shares of common stock by the selling stockholder.

(16)   Dane Andreeff has the ability to vote or dispose of the shares of common stock held by the selling stockholder.

(17)   Keith Goodman has the ability to vote and dispose of the shares of common stock by the selling stockholder.

(18)   Steven A. Cohen has the ability to vote and dispose of the shares of common stock held by the selling shareholder.

(19)   Melville Straus, the managing principal, has the ability to vote or dispose of the shares of common stock held by the selling stockholder.

DESCRIPTION OF CAPITAL STOCK

Geokinetics is authorized to issue 100,000,000 shares of common stock, par value $.01 (the “Common Stock”), of which 53,503,093 shares were issued and outstanding as of March 31, 2006, and 2,500,000 shares of preferred stock, par value $100.00 (the “Preferred Stock”), none of which were issued and outstanding as of December 30, 2005. The following description of Geokinetics’ Common Stock is based on the description of the Common Stock in the Company’s Certificate of Incorporation, as amended and currently in effect.

General

All issued and outstanding shares of Common Stock are fully paid and nonassessable, and any additional shares of Common Stock that Geokinetics issues will be fully paid and nonassessable.

Dividend Rights

Each share of Common Stock is entitled to have equal rights of participation in (i) any dividends, when and as they may be declared, which are payable in respect of the Common Stock, and (ii) assets of Geokinetics which may be distributable in respect of the Common Stock upon the liquidation of Geokinetics.

Voting Rights

The holders of Common Stock have full voting rights on all matters requiring stockholder action, with each share of Common Stock entitled to one vote.

Cumulative Voting

Cumulative voting in the election of directors or otherwise is expressly prohibited; no stockholder is entitled to cumulate his votes by giving one candidate as many votes as the number of directors to be elected multiplied by the number of shares owned by such stockholder, or to distribute such votes on the same principle among other of such candidates.

Preemptive Rights

No stockholder has any preemptive right to subscribe to an additional issue of stock or to any security convertible into such stock, but such shares of stock or other securities convertible into stock may be issued or disposed of by the Board of Directors to such persons and on such terms as in its discretion it deems advisable.

Preferred Stock

Our certificate of incorporation authorizes the issuance of 2,500,000 shares of blank check preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. No shares of preferred stock are being issued or registered in this offering. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. We may issue some or all of the preferred stock to effect a business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

PLAN OF DISTRIBUTION

Each Selling Stockholder of the common stock of the Company and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the OTCBB or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling shares:

•       ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•       block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•       purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•       an exchange distribution in accordance with the rules of the applicable exchange;

•       privately negotiated transactions;

•       settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•       broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•       a combination of any such methods of sale;

•       through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•       any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the

Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each Selling Stockholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

LEGAL MATTERS

Chamberlain, Hrdlicka, White, Williams & Martin will pass upon the validity of the common stock offered hereby.

EXPERTS

The financial statements for Geokinetics Inc. as of December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005 included in this prospectus and registration statement have been so included in reliance on the report of Fitts, Roberts & Co., P.C., independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

The consolidated financial statements for Trace Energy Services Ltd. as of December 31, 2004 and 2003 and for each of the three years in the three year period ended December 31, 2004 included in this prospectus and registration statement have been included in reliance on the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, upon the authority of said firm as experts in auditing and accounting.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.                 Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee. We will pay all these expenses.

Amount to be Paid
SEC Registration Fees	$7,727.99
Legal Fees and Expenses	$40,000.00
Accounting Fees and Expenses	5,000.00
Transfer Agent and Registrar Fees	5,000.00
Miscellaneous	—
Total	$57,727.99

Item 14.                 Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware empowers the Registrant to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, had not reasonable cause to believe his conduct was unlawful; except that, in the case of an action or suit by or in the right of the Registrant, no indemnification maybe made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that such person is fairly and reasonably entitled to indemnity for proper expenses.

Article 12 of Geokinetics’ Certificate of Incorporation provides as follows:

(1)   The corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(2)   The corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(3)   To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suite or proceeding referred to in this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(4)   Any indemnification under parts (1) and (2) of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth herein. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the stockholders.

(5)   Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

(6)   The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(7)   The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was, a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article.

(8)   For purposes of this Article, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent)

absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

Article 6 of the Registrant’s Bylaws, provides, in substance, that any current or former directors, officers, employees and agents, or any person who served or is serving at the request of Geokinetics as a director, officer employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware. In addition, the Bylaws provide that such indemnification shall not be deemed exclusive of any other rights to which such person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall inure to the benefit of the heirs, executors and administrators of such person.

Geokinetics maintains directors’ and officers’ liability and corporation reimbursement insurance for the benefit of the company and its directors and officers. The policy provides coverage for certain amounts paid as indemnification pursuant to the provisions of Delaware law and the Registrant’s Bylaws.

Item 15.                 Recent Sales of Unregistered Securities.

The Private Placement

On November 30, 2005, in connection with a private placement (the “Private Placement”), Geokinetics Inc. (“Geokinetics”) issued 20,120,000 shares of Common Stock, par value $0.01 per share (the “Common Stock”) for an aggregate price of $25,150,000. In connection with the Private Placement, Geokinetics (i) entered into a Securities Purchase Agreement and a Registration Rights Agreement with a limited number of purchasers (the “Purchasers”), and (ii) issued five-year warrants to purchase an aggregate of 2,012,000 additional shares of Geokinetics Common Stock at a price of $2.00 per share (the “Warrants”).

On December 1, 2005, Geokinetics used substantially all of the net proceeds from the private placement to fund the acquisition of Trace Energy Services Ltd., which closed simultaneously with the Private Placement.

On December 9, 2005, in connection with the Private Placement and under identical terms as the initial sale, Geokinetics issued an additional 4,550,000 shares and warrants to purchase an additional 455,000 shares of Common Stock for an aggregate price of $5,687,500. As partial consideration for their services in acting as private placement agent in both closing, Geokinetics issued RBC Capital Markets Corporation (“RBC”) warrants to purchase up to 274,050 shares of Common Stock. The Company intends to use the proceeds from the second sale, as well as any proceeds from the exercise of the Warrants, for general corporate purposes and additional working capital.

The Common Stock and Warrants were issued pursuant to the exemption from registration provided by Section 4(2) and Rule 506 of Regulation D of the Securities Act of 1933, as amended (the “Securities Act”). Each of the Purchasers represented to the Company that such person or entity was an “accredited investor” as defined in Regulation D under the Securities Act and that the securities were acquired for the Investor’s own account and without a view to the distribution of such securities.

The Trace Acquisition

On December 1, 2005, Geokinetics completed the acquisition of all of the issued and outstanding common shares of stock of Trace Energy Services Ltd., headquartered in Calgary, Alberta, Canada (the “Acquisition”). As previously reported, Geokinetics entered into a Securities Purchase Agreement on July 29, 2005 to purchase all outstanding shares of Trace for CDN $35,000,000 in cash, subject to certain adjustments, and 1,000,000 shares of Geokinetics Common Stock. The securities were issued pursuant to the exemption from registration provided by Section 4(2) and Rule 506 of Regulation D of the Securities Act of 1933, as amended (the “Securities Act”). Each of the Purchasers represented to the Company that such person or entity was an “accredited investor” as defined in Regulation D under the Securities Act and that the securities were acquired for the Investor’s own account and without a view to the distribution of such securities.

On November 30, 2005, Geokinetics, SCF-III, L.P. (“SCF”), and James White (“White” and together with SCF, the “Sellers”) entered into a First Amendment to the Stock Purchase Agreement (the “First Amendment”). The First Amendment amended Section 2.2 of the Stock Purchase Agreement with respect to the payment of the purchase price. Geokinetics and the Sellers also entered into a Registration Rights Agreement dated November 30, 2005, granting certain registration rights to the Sellers with respect to the shares of Common Stock issued or issuable as part of the purchase price.

Item 16.                 Exhibits and Financial Statement Schedules.

Exhibit Number	Description
2.1

Form of Securities Purchase Agreement, dated November 30, 2004 by and among the Company and the Investors named therein (incorporated by reference from Exhibit 2.1 to Form 8-K filed on December 6, 2004 (file no. 000-09268)).

3.1

Certificate of Incorporation of the Company (incorporated by reference from Exhibit 3(a) to Amendment No. 1 to the Company’s Registration Statement on Form S-3 filed on March 25, 1980 (file no. 000-09268)).

3.2	Certificate of Amendment of Certificate of Incorporation of the Company (incorporated by reference from Exhibit 3.2 to Form 10-KSB filed on April 24, 1996 (file no. 000-09268)).
3.3

Certificate of Amendment of Certificate of Incorporation of the Company filed with the Secretary of State of Delaware on July 14, 1997 (incorporated by reference from Exhibit 3.3 to Form 10-KSB on March 31, 1998 (file no. 000-09268)).

3.4

Certificate of Amendment of Certificate of Incorporation of the Company filed with the Secretary of State of Delaware on November 24, 1997 (incorporated by reference from Exhibit 3.4 to Form 10-KSB filed on March 31, 1998 (file no. 000-09268)).

3.5	Amended and Restated Bylaws of the Company (incorporated by reference from Exhibit 3.5 to Form 10-KSB filed on March 31, 1998 (file no. 000-09268)).
4.1	Form of Certificate of Designation of Series A Senior Convertible Preferred Stock (incorporated by reference from Exhibit 4.1 to Form 8-K filed on December 6, 2004 (file no. 000-09268)).
4.2

Form of Registration Rights Agreement, dated November 30, 2004 by and among the Company and the Investors named therein (incorporated by reference from Exhibit 4.2 to Form 8-K filed on December 6, 2004 (file no. 000-09268)).

4.3

Form of Limited Waiver and Consent to Grant of Registration Rights, dated November 30, 2004 by and among the Company and the Investors named therein (incorporated by reference from Exhibit 4.3 to Form 8-K filed on December 6, 2004 (file no. 000-09268)).

4.4		Geokinetics Inc. 2002 Stock Awards Plan (incorporated by reference from Exhibit 4.1 to Form S-8 filed on November 23, 2004 (file no. 333-120694)).
5.1	**	Opinion of Chamberlain, Hrdlicka, White, William & Martin.
10.1

Securities Purchase Agreement dated as of April 25, 1997 among the Company and each of William R. Ziegler and Steven A. Webster. (incorporated by reference from Exhibit II to the Schedule 13D filed by William R. Ziegler on May 5, 1997 (file no. 005-32355)).

10.2

Consulting Agreement dated as of April 25, 1997 executed by the Company and William R. Ziegler (incorporated by reference from Exhibit VI to the Schedule 13D filed by William R. Ziegler on May 5, 1997 (file no. 005-32355)).

10.3

Securities Purchase and Exchange Agreement dated as of July 18, 1997 among the Company, Blackhawk Investors, L.L.C., William R. Ziegler, and Steven A. Webster (incorporated by reference from Exhibit 2.1 to Form 8-K filed on August 5, 1997 (file no. 000-09268)).

10.4

Investment Monitoring Agreement dated July 18, 1997, between the Company and Blackhawk Capital Partners, L.P. (incorporated by reference from Exhibit 10.2 to Form 8-K filed on August 5, 1997 (file no. 000-09268)).

10.5

Letter Agreement re Additional Investment dated July 24, 1997, between the Company and Blackhawk Investors, L.L.C. (incorporated by reference from Exhibit 2.3 to Form 8-K filed on August 5, 1997 (file no. 000-09268)).

10.6

Joint Processing Agreement dated January 16, 2002 between Geophysical Development Corporation and Screen Imaging Technology, Inc. (incorporated by reference from Exhibit 99.1 to Form 10-QSB filed on November 14, 2002) (file no. 000-09268).

10.7

Securities Purchase and Exchange Agreement dated May 2, 2003 by and among the Company, Valentis SB, LP, Blackhawk Investors II, LLC., GeoLease Partners, LP and holders of the Company’s senior secured notes (incorporated by reference from Annex A to Schedule 14A filed on February 13, 2003 (file no. 000-09268)).

10.8

Registration Rights Agreement dated May 2, 2003 by and among the Company, Valentis SB, LP, Blackhawk II, LLC, GeoLease and certain former holders of the Company’s Senior Secured Notes Due 2003 (incorporated by reference from Exhibit V to Schedule 13D filed on May 12, 2003 (file no. 000-09268)).

10.9

Co-Sale Agreement dated May 2, 2003 by and among the Company, GeoLease Partners, LP, certain former holders of the Company’s Senior Secured Notes Due 2003 Noteholders and persons affiliated with Blackhawk Investors II, LLC notes (incorporated by reference from Exhibit VI to Schedule 13D filed on May 12, 2003 (file no. 000-09268)).

10.10

Lease Agreement dated October 1, 1999 as amended and restated as of April 30, 2003 between the Company and GeoLease Partners, L.P. (incorporated by reference from Exhibit 10.4 to Form 10-QSB filed on May 15, 2003 (file no. 000-09268)).

10.11		Amendment No. 1 dated as of May 2, 2003 between the Company and GeoLease Partners, L.P. (incorporated by reference from Exhibit 10.11 to Form 10-KSB filed on April 14, 2004 (file no. 000-09268)).

10.12	Amendment No. 2 dated as of April 14, 2004 between the Company and GeoLease Partners, L.P. (incorporated by reference from Exhibit 10.12 to Form 10-KSB filed on April 14, 2004 (file no. 000-09268)).
10.13	Employment Agreement dated as of September 30, 2003 between the Company and David A. Johnson (incorporated by reference from Exhibit 10.13 to Form 10-KSB filed on April 14, 2004 (file no. 000-09268)).
10.14

Employment Agreement dated as of November 16, 2003 between the Company and Thomas J. Concannon (incorporated by reference from Exhibit 10.14 to Form 10-KSB filed on April 14, 2004 (file no. 000-09268)).

10.15	Employment Agreement dated as of November 16, 2003 between the Company and Lynn A. Turner (incorporated by reference from Exhibit 10.15 to Form 10-KSB filed on April 14, 2004 (file no. 000-09268)).
10.16	Employment Agreement dated as of November 16, 2003 between the Company and Michael A. Dunn (incorporated by reference from Exhibit 10.16 to Form 10-KSB filed on April 14, 2004 (file no. 000-09268)).
10.17	Employment Agreement dated as of November 16, 2003 between the Company and Michael A. Schott (incorporated by reference from Exhibit 10.17 to Form 10-KSB filed on April 14, 2004 (file no. 000-09268)).
10.18	Employment Agreement dated as of March 16, 2004 between the Company and M. Lee Bell (incorporated by reference from Exhibit 10.17 to Form 10-KSB filed on April 15, 2005 (file no. 000-09268)).
10.19	Stock Purchase Agreement dated July 29, 2005, among the Company, SCF-III, L.P. and James White (incorporated by reference from Exhibit 10.1 to Form 8-K filed on August 4, 2005 (file no. 000-09268)).
10.20	Least Agreement dated June 20, 2005, between the Company and Mitcham Industries, Inc. (incorporated by reference from Exhibit 10.2 to Form 8-K filed on August 11, 2005 (file no. 000-09268)).
10.21

Securities Purchase Agreement dated November 30, 2005, among the Company and each purchaser therein (incorporated by reference from Exhibit 10.1 to Form 8-K filed on December 12, 2005 (file no. 000-09268)).

10.22

Registration Rights Agreement dated November 30, 2005, among the Company and each purchaser therein (incorporated by reference from Exhibit 10.2 to Form 8-K filed on December 12, 2005 (file no. 000-09268)).

10.23

First Amendment to Stock Purchase Agreement dated November 30, 2005, among the Company, SCF-III, L.P. and James White (incorporated by reference from Exhibit 10.4 to Form 8-K filed on December 12, 2005 (file no. 000-09268)).

10.24

Registration Rights Agreement dated November 30, 2005, among the Company, SCF-III, L.P. and James White (incorporated by reference from Exhibit 10.5 to Form 8-K filed on December 12, 2005 (file no. 000-09268)).

10.25

Escrow Agreement dated November 30, 2005, among the Company, SCF-III, L.P., James White  and AMEGY BANK NATIONAL ASSOCIATION (incorporated by reference from Exhibit 10.6 to Form 8-K filed on December 12, 2005 (file no. 000-09268)).

10.26

Payoff Letter regarding Lease Agreement, dated as of October 1, 1999, as Amended and Restated as of May 2, 2003, from GeoLease Partners, L.P. to the Company (incorporated by reference from Exhibit 10.8 to Form 8-K filed on December 12, 2005 (file no. 000-09268)).

10.27

Fifth Amended and Restated Credit Agreement dated November 30, 2005, among the Company, Trace Energy Services Ltd., Trace Energy Services, Inc., Quantum Geophysical, Inc. and Gophysical Development Corporation and HSBC Bank Canada (incorporated by reference from Exhibit 10.9 to Form 8-K filed on December 12, 2005 (file no. 000-09268)).

10.28

First Amendment to the Registration Rights Agreement dated March 28, 2006, among the Company and each purchaser therein (incorporated by reference from Exhibit 10.1 to Form 8-K filed on April 3, 2006 (file no. 000-09268)).

23.1	**	Consent of Chamberlain, Hrdlicka, White, Williams & Martin (included in Exhibit 5.1).
23.2	*	Consent of Fitts, Roberts & CO., P.C.
23.3	*	Consent of KPMG LLP.
24.1	**	Power of Attorney.

*                    filed herewith

**    previously filed

Item 17.                 Undertakings.

The undersigned registrant hereby undertakes:

1.              To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 % change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.      That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.      To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

4.      That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement related to securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on June 7, 2006.

GEOKINETICS INC.
/s/ Thomas J. Concannon
Thomas J. Concannon,
Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David A. Johnson	President, Chief Executive Officer, and	June 7, 2006
David A. Johnson	Director
/s/ Thomas J. Concannon	Vice President and Chief Financial	June 7, 2006
Thomas J. Concannon	Officer
*	Director (Non-executive Chairman)	June 7, 2006
William R. Ziegler
*	Director	June 7, 2006
Steven A. Webster
*	Director	June 7, 2006
Christopher M. Harte
/s/ Gary M. Pittman	Director	June 7, 2006
Gary M. Pittman

The foregoing directors constituting all of the Board of Directors

*By
/s/ Thomas J. Concannon
Thomas J. Concannon
(Attorney-in-fact for the persons indicated.)

Exhibit Index

Exhibit Number		Description
2.1

Form of Securities Purchase Agreement, dated November 30, 2004 by and among the Company and the Investors named therein (incorporated by reference from Exhibit 2.1 to Form 8-K filed on December 6, 2004 (file no. 000-09268)).

3.1

Certificate of Incorporation of the Company (incorporated by reference from Exhibit 3(a) to Amendment No. 1 to the Company’s Registration Statement on Form S-3 filed on March 25, 1980 (file no. 000-09268)).

3.2		Certificate of Amendment of Certificate of Incorporation of the Company (incorporated by reference from Exhibit 3.2 to Form 10-KSB filed on April 24, 1996 (file no. 000-09268)).
3.3

Certificate of Amendment of Certificate of Incorporation of the Company filed with the Secretary of State of Delaware on July 14, 1997 (incorporated by reference from Exhibit 3.3 to Form 10-KSB on March 31, 1998 (file no. 000-09268)).

3.4

Certificate of Amendment of Certificate of Incorporation of the Company filed with the Secretary of State of Delaware on November 24, 1997 (incorporated by reference from Exhibit 3.4 to Form 10-KSB filed on March 31, 1998 (file no. 000-09268)).

3.5		Amended and Restated Bylaws of the Company (incorporated by reference from Exhibit 3.5 to Form 10-KSB filed on March 31, 1998 (file no. 000-09268)).
4.1		Form of Certificate of Designation of Series A Senior Convertible Preferred Stock (incorporated by reference from Exhibit 4.1 to Form 8-K filed on December 6, 2004 (file no. 000-09268)).
4.2

Form of Registration Rights Agreement, dated November 30, 2004 by and among the Company and the Investors named therein (incorporated by reference from Exhibit 4.2 to Form 8-K filed on December 6, 2004 (file no. 000-09268)).

4.3

Form of Limited Waiver and Consent to Grant of Registration Rights, dated November 30, 2004 by and among the Company and the Investors named therein (incorporated by reference from Exhibit 4.3 to Form 8-K filed on December 6, 2004 (file no. 000-09268)).

4.4		Geokinetics Inc. 2002 Stock Awards Plan (incorporated by reference from Exhibit 4.1 to Form S-8 filed on November 23, 2004 (file no. 333-120694)).
5.1	**	Opinion of Chamberlain, Hrdlicka, White, Williams & Martin.
10.1

Securities Purchase Agreement dated as of April 25, 1997 among the Company and each of William R. Ziegler and Steven A. Webster. (incorporated by reference from Exhibit II to the Schedule 13D filed by William R. Ziegler on May 5, 1997 (file no. 005-32355)).

10.2

Consulting Agreement dated as of April 25, 1997 executed by the Company and William R. Ziegler (incorporated by reference from Exhibit VI to the Schedule 13D filed by William R. Ziegler on May 5, 1997 (file no. 005-32355)).

10.3

Securities Purchase and Exchange Agreement dated as of July 18, 1997 among the Company, Blackhawk Investors, L.L.C., William R. Ziegler, and Steven A. Webster (incorporated by reference from Exhibit 2.1 to Form 8-K filed on August 5, 1997 (file no. 000-09268)).

10.4

Investment Monitoring Agreement dated July 18, 1997, between the Company and Blackhawk Capital Partners, L.P. (incorporated by reference from Exhibit 10.2 to Form 8-K filed on August 5, 1997 (file no. 000-09268)).

10.5

Letter Agreement re Additional Investment dated July 24, 1997, between the Company and Blackhawk Investors, L.L.C. (incorporated by reference from Exhibit 2.3 to Form 8-K filed on August 5, 1997 (file no. 000-09268)).

10.6

Joint Processing Agreement dated January 16, 2002 between Geophysical Development Corporation and Screen Imaging Technology, Inc. (incorporated by reference from Exhibit 99.1 to Form 10-QSB filed on November 14, 2002) (file no. 000-09268).

10.7

Securities Purchase and Exchange Agreement dated May 2, 2003 by and among the Company, Valentis SB, LP, Blackhawk Investors II, LLC., GeoLease Partners, LP and holders of the Company’s senior secured notes (incorporated by reference from Annex A to Schedule 14A filed on February 13, 2003 (file no. 000-09268)).

10.8

Registration Rights Agreement dated May 2, 2003 by and among the Company, Valentis SB, LP, Blackhawk II, LLC, GeoLease and certain former holders of the Company’s Senior Secured Notes Due 2003 (incorporated by reference from Exhibit V to Schedule 13D filed on May 12, 2003 (file no. 000-09268)).

10.9

Co-Sale Agreement dated May 2, 2003 by and among the Company, GeoLease Partners, LP, certain former holders of the Company’s Senior Secured Notes Due 2003 Noteholders and persons affiliated with Blackhawk Investors II, LLC notes (incorporated by reference from Exhibit VI to Schedule 13D filed on May 12, 2003 (file no. 000-09268)).

10.10

Lease Agreement dated October 1, 1999 as amended and restated as of April 30, 2003 between the Company and GeoLease Partners, L.P. (incorporated by reference from Exhibit 10.4 to Form 10-QSB filed on May 15, 2003 (file no. 000-09268)).

10.11		Amendment No. 1 dated as of May 2, 2003 between the Company and GeoLease Partners, L.P. (incorporated by reference from Exhibit 10.11 to Form 10-KSB filed on April 14, 2004 (file no. 000-09268)).
10.12		Amendment No. 2 dated as of April 14, 2004 between the Company and GeoLease Partners, L.P. (incorporated by reference from Exhibit 10.12 to Form 10-KSB filed on April 14, 2004 (file no. 000-09268)).
10.13		Employment Agreement dated as of September 30, 2003 between the Company and David A. Johnson (incorporated by reference from Exhibit 10.13 to Form 10-KSB filed on April 14, 2004 (file no. 000-09268)).
10.14

Employment Agreement dated as of November 16, 2003 between the Company and Thomas J. Concannon (incorporated by reference from Exhibit 10.14 to Form 10-KSB filed on April 14, 2004 (file no. 000-09268)).

10.15		Employment Agreement dated as of November 16, 2003 between the Company and Lynn A. Turner (incorporated by reference from Exhibit 10.15 to Form 10-KSB filed on April 14, 2004 (file no. 000-09268)).
10.16		Employment Agreement dated as of November 16, 2003 between the Company and Michael A. Dunn (incorporated by reference from Exhibit 10.16 to Form 10-KSB filed on April 14, 2004 (file no. 000-09268)).
10.17		Employment Agreement dated as of November 16, 2003 between the Company and Michael A. Schott (incorporated by reference from Exhibit 10.17 to Form 10-KSB filed on April 14, 2004 (file no. 000-09268)).
10.18		Employment Agreement dated as of March 16, 2004 between the Company and M. Lee Bell (incorporated by reference from Exhibit 10.17 to Form 10-KSB filed on April 15, 2005 (file no. 000-09268)).
10.19		Stock Purchase Agreement dated July 29, 2005, among the Company, SCF-III, L.P. and James White (incorporated by reference from Exhibit 10.1 to Form 8-K filed on August 4, 2005 (file no. 000-09268)).
10.20		Least Agreement dated June 20, 2005, between the Company and Mitcham Industries, Inc. (incorporated by reference from Exhibit 10.2 to Form 8-K filed on August 11, 2005 (file no. 000-09268)).

10.21

Securities Purchase Agreement dated November 30, 2005, among the Company and each purchaser therein (incorporated by reference from Exhibit 10.1 to Form 8-K filed on December 12, 2005 (file no. 000-09268)).

10.22

Registration Rights Agreement dated November 30, 2005, among the Company and each purchaser therein (incorporated by reference from Exhibit 10.2 to Form 8-K filed on December 12, 2005 (file no. 000-09268)).

10.23

First Amendment to Stock Purchase Agreement dated November 30, 2005, among the Company, SCF-III, L.P. and James White (incorporated by reference from Exhibit 10.4 to Form 8-K filed on December 12, 2005 (file no. 000-09268)).

10.24

Registration Rights Agreement dated November 30, 2005, among the Company, SCF-III, L.P. and James White (incorporated by reference from Exhibit 10.5 to Form 8-K filed on December 12, 2005 (file no. 000-09268)).

10.25

Escrow Agreement dated November 30, 2005, among the Company, SCF-III, L.P., James White  and AMEGY BANK NATIONAL ASSOCIATION (incorporated by reference from Exhibit 10.6 to Form 8-K filed on December 12, 2005 (file no. 000-09268)).

10.26

Payoff Letter regarding Lease Agreement, dated as of October 1, 1999, as Amended and Restated as of May 2, 2003, from GeoLease Partners, L.P. to the Company (incorporated by reference from Exhibit 10.8 to Form 8-K filed on December 12, 2005 (file no. 000-09268)).

10.27

Fifth Amended and Restated Credit Agreement dated November 30, 2005, among the Company, Trace Energy Services Ltd., Trace Energy Services, Inc., Quantum Geophysical, Inc. and Gophysical Development Corporation and HSBC Bank Canada (incorporated by reference from Exhibit 10.9 to Form 8-K filed on December 12, 2005 (file no. 000-09268)).

10.28

First Amendment to the Registration Rights Agreement dated March 28, 2006, among the Company and each purchaser therein (incorporated by reference from Exhibit 10.1 to Form 8-K filed on April 3, 2006 (file no. 000-09268)).

23.1	**	Consent of Chamberlain, Hrdlicka, White, Williams & Martin (included in Exhibit 5.1).
23.2	*	Consent of Fitts, Roberts & CO., P.C.
23.3	*	Consent of KPMG LLP.
24.1	**	Power of Attorney.

*       filed herewith

**    previously filed